
SYMYX TECHNOLOGIES

Transforming R&D Productivity

Symyx Technologies, Inc.

ANNUAL REPORT 2003

Symyx Technologies is the leader in innovating and applying high-throughput experimentation to the discovery of high-value materials. We have built an unparalleled platform for increasing research and development productivity in the chemical, life science, electronics, consumer goods, and automotive industries. Our proprietary technologies — including instrumentation, software and methods — can deliver results hundreds to thousands of times faster than traditional research methods, at a fraction of the cost, greatly enhancing our customers' competitive advantage and enabling them to create value through better materials or processes. As the pioneer of the field, we have developed a comprehensive intellectual property portfolio, encompassing more than 160 issued patents and over 400 patent applications covering our methods, instruments, software, and novel materials. We have discovered a broad range of materials to date, including catalysts to manufacture plastics and chemicals, polymers for industrial and consumer goods applications, and phosphors and other specialized materials. We realize the value of our broad technologies and intellectual property through Research Collaborations, Discovery Tools® sales, and Licensing of our discovered materials, methodology patents, Renaissance® Software, and technologies.



2003 Events

December 2003
MERCK DISCOVERY TOOLS AGREEMENT FOR BIOCATALYSIS WORKFLOW, to develop a new biocatalysis workflow that will enable chemists to perform and analyze up to 400 automated enzyme reactions per day.

December 2003
PFIZER DISCOVERY TOOLS AND RENAISSANCE SOFTWARE LICENSING AGREEMENT, to deliver a Discovery Tools Polymorph/Preformulations Workflow and to license applications of our Renaissance Software for use in five Pfizer research sites.

August 2003
HELLA KG SENSOR TECHNOLOGY LICENSING AGREEMENT, for a miniature sensor for use in automotive motor oil testing.

July 2003
EXXONMOBIL ALLIANCE, to enable Exxon Mobil Corporation to work with us to apply high-throughput experimentation technology across its downstream and chemical R&D.

May 2003
LAUNCH OF SYMYX THERAPEUTICS, INC., to focus the use of our existing technologies on the discovery and development of new drugs.

April 2003
MERCK DISCOVERY TOOLS AGREEMENT FOR PROCESS OPTIMIZATION WORKFLOW, for use in speeding the preparation and analysis of hundreds of chemical reactions per day.

April 2003
UNIVATION RESEARCH AGREEMENT, to discover new polymer catalysts for Univation Technologies, LLC—a joint venture between The Dow Chemical Company and ExxonMobil Chemical Company.

March 2003
DISCOVERY OF NEW CLASS OF POLYOLEFIN CATALYSTS REPORTED with The Dow Chemical Company. For the first time, a new class of single-site catalysts for olefin production was discovered using high-throughput technologies.

March 2003
BP RESEARCH AGREEMENT, to discover catalysts used in the production of certain commodity chemicals.

Our powerful technology platform increases the pace and productivity of materials research.

Traditional materials discovery relies on an expensive and time-consuming process of trial and error, making and testing one material at a time. A typical project can take years to complete, often with low probabilities of success. To address these limitations, Symyx pioneered high-throughput experimentation for materials discovery, applying the same concepts of automation, miniaturization, parallel processing, and informatics that have been successfully employed to discover new pharmaceutical compounds.

Our highly integrated, complete workflows — including instrumentation, software and methods — accelerate every step of the discovery process, from materials synthesis and testing to data analysis. First, our robotic systems are used to synthesize arrays of different materials, or libraries, on a miniaturized scale, creating hundreds to thousands of experiments at a time. Each library may then be processed in micro-reactors at controlled temperatures, pressures, and chemical environments to produce the desired collection of materials. Next, our high-throughput screening equipment is used to test the library for desired physical and functional properties. The results are captured and stored by our Renaissance suite of software, allowing real-time analysis and information sharing across all research steps via a common database. Finally, the most successful new materials, or lead compounds, are analyzed and characterized to determine their structure.

Our leadership position in high-throughput materials discovery represents a significant ongoing investment in people, equipment and software. Our multi-disciplinary scientific and technical team, including chemists, physicists, engineers, and programmers, is constantly innovating to increase the capabilities of our systems. Their skills help us develop and validate our workflows through the completion of thousands of individual experiments in an iterative process involving a broad range of materials. Their work has also generated a high level of know-how critical to the successful implementation of high-speed research methods. Consequently, we have built a large and growing intellectual property portfolio, which we license selectively to encourage the widespread use of our innovations throughout the materials field.

TRANSFORMING R&D PRODUCTIVITY



Quality and Innovation
Lower Costs
Speed (Time)

Symyx transforms R&D productivity by increasing customers' experimental throughput, resulting in higher quality results and innovation within shorter timelines and with lower costs.



"We are continually working to expand the reach of our automated synthesis and screening systems, adding new capabilities, increasing throughput, and improving the quality of information they provide. Our recent initiatives to develop new high-speed tools for petroleum and petrochemical applications in our collaboration with ExxonMobil and for biocatalysis in our collaboration with Merck exemplify our commitment to ongoing innovation in the field of high-throughput experimentation for materials discovery."

SAM BERGH
Director, Engineering
Symyx Technologies



"Over the past eight years, Symyx has developed a breadth of high-throughput technology solutions for application across a variety of materials-based industries. These technologies represent proven options for customers to consider against mandates of significantly improving research and development productivity while continuing to reduce costs. To achieve this result, we employ our highest-throughput proprietary technologies to design, synthesize and screen hundreds to thousands of materials per week. We continue to enhance our offerings to align ourselves more closely with the needs of our customer base now and in the future."

TROY CAMPIONE
Vice President, Collaborations and Strategic Alliances
Symyx Technologies





Our diversified business model provides multiple and complementary ways for companies to work with us.

Symyx increases the R&D productivity of chemical, life science, electronics, consumer goods, and automotive customers by providing high-throughput solutions to meet their materials and chemical needs. Our technologies and methodologies help them to achieve better results with shorter timelines and lower costs, allowing them to realize key competitive advantages. By increasing the number, quality and breadth of experiments that can be performed in a given time period, our approach heightens the probability of success, identifies the best candidate for development, accelerates the time to market, and enhances patent protection. We presently work with more than 25 leading companies worldwide which access our technologies and discoveries through our three businesses: Research Collaborations, Discovery Tools sales, and Licensing of our intellectual property, materials, technologies, and Renaissance Software.

COLLABORATIONS We enter into collaborative research agreements with companies seeking improved materials or manufacturing processes. Our research partners have access to our highest-throughput systems, capable of performing hundreds to thousands of experiments per day. In these programs, we validate and employ our proprietary high-throughput research tools to discover and optimize materials, processes, or formulations in exclusive fields of strategic interest to our partners. In return, our collaborators provide us with profitable research funding and downstream royalties or other payments from the commercialization of materials we discover.

Much of our collaborative research is focused on the chemical industry; however, we also offer extensive capabilities to companies in the specialty polymers, refining and downstream, electronics, and automotive fields. Among our current partners are BP, The Dow Chemical Company, ExxonMobil Chemical, and Univation Technologies, LLC — a joint venture between Dow and ExxonMobil. The materials we discover span a broad range of applications, including catalysts for the manufacture of plastics and commodity chemicals; polymers for industrial, consumer and life science applications; and diverse electronic materials. Each of these materials typically can generate annual worldwide sales of $100 million to $500 million or more.

2003 REVENUE SOURCES


Research Collaborations
Discovery Tools
Materials, IP and Software Licensing

Our Discovery Tools Workflows and Renaissance Software provide significant cost and competitive advantages.

DISCOVERY TOOLS Our Discovery Tools business enables customers to rapidly implement high-throughput experimentation by purchasing our proprietary Discovery Tools Workflows and licensing our Renaissance Software Suite. Discovery Tools Workflows are validated, production-tested systems that integrate instrumentation and software to allow scientists to achieve as much as a 100-fold increase in research productivity. We offer workflows for a range of chemical and pharmaceutical applications, from accelerating catalyst discovery and optimization to selecting the optimal form of a drug candidate for clinical testing.

Our Renaissance Software is a highly integrated, proprietary suite of software that seamlessly connects and facilitates experimental design, execution, and interpretation in both high-throughput and traditional research environments. As a new and growing part of our Discovery Tools business, we license this software to customers for use either in conjunction with our instruments and workflows, or on a stand-alone basis. To date, we have ten chemical, pharmaceutical and academic institutions using our software in conjunction with our Discovery Tools Workflows as well as three free-standing software licensees.

LICENSING Customers may also access our technologies and techniques through our licensing business, which licenses our patents and patent applications, discovered materials, and select technologies. In patent licensing, we enable customers to implement initial approaches to high-throughput materials research on a smaller scale — generally increasing research productivity by 10-fold. These licenses are limited typically by the number of experiments for an annual fee. We also license materials discovered in our collaborative and internal research efforts to customers in return for royalties. Finally, we license certain technologies and software to manufacturers to advance their product lines.

STRATEGIC ALLIANCES We initiate strategic alliances with companies interested in integrating and broadly applying our technology advances across their entire research organization. By widely employing our research methods, Discovery Tools Workflows, and Renaissance Software throughout their laboratories, these partners can achieve a measurable step-change in their research and development capabilities and efficiencies.

ISSUED PATENTS ON FILE
(Worldwide)



160
90
35
'01
'02
'03



"Licensing activities for our Renaissance Software are increasing, as companies discover the unique power of this highly integrated suite of software to create a more efficient, data-driven research organization. Initially developed to enable our high-throughput instrumentation workflows, this software facilitates and links experiment planning, instrument automation, and data capture, analysis and sharing. Because Renaissance can integrate data generated by Symyx Discovery Tools systems with data produced by conventional laboratory research, we are seeing growing interest from a broad range of companies."

DAVE DORSETT

Vice President, Renaissance Software,
Chief Software Architect

Symyx Technologies





"ExxonMobil has a longstanding and significant commitment to innovation and technology. We achieve significant value from our investment in technology, and we expect to realize significant competitive advantages as we take this pioneering step to rapidly deploy Symyx's high-speed materials research capabilities and informatics software across our R&D community."

EMIL JACOBS
Vice President, Research and Development
ExxonMobil Research and Engineering Company

"Working with Symyx, we have found high-throughput experimentation to be a powerful approach to discover and develop new catalysts for chemical applications in a much shorter timeframe. New promising homogeneous and heterogeneous catalysts have been identified using Symyx's high-speed tools both at Symyx and internally at ExxonMobil. Our expectation is that we will continue to reap significant value from our collaboration with Symyx."

DOUGLAS M. SELMAN
Vice President, Research and Development
ExxonMobil Chemical Company





Our alliance with ExxonMobil recognizes the power of high-throughput experimentation to transform the search for better products and processes.



Downstream and chemical affiliates of Exxon Mobil Corporation demonstrated their commitment to high-throughput experimentation in July 2003, when they initiated a broad-based, five-year strategic alliance with Symyx centered on integrating and applying our technologies to gain key competitive advantages in ExxonMobil's core refining and chemical businesses. The agreement marks an extensive and highly integrated commitment to implement broadly high-speed research methodologies across ExxonMobil's downstream and chemical R&D portfolio. Under the alliance, we are working with ExxonMobil to accelerate the development of new chemicals, lubricants, and fuels products and processes to grow and expand markets to better meet customers' changing needs.

Focused on enhancing R&D activities at ExxonMobil, the alliance impacts all three of Symyx's businesses. According to the alliance, we and ExxonMobil will expand our collaborative research efforts in catalysis and formulations. In addition, ExxonMobil will be able to transition its research laboratories to high-throughput capabilities by implementing our Discovery Tools, deploying our Renaissance Software to provide critical support to a "data-driven" research organization, and licensing our intellectual property, know-how and training. For Symyx, the alliance has the potential to produce revenue streams of over $200 million during the five-year term of the agreement, with the potential for additional royalty revenue upon commercialization of discoveries made under the research agreement. The alliance also enables us to broaden our technology base beyond chemicals into new areas. As part of the agreement, we will develop and transfer several new integrated Discovery Tools workflows, which include synthesis, formulation, screening and characterization modules targeted at petroleum and petrochemical applications.

This alliance evolved from our successful history of working together. ExxonMobil has been a Discovery Tools customer since September 2000 and a Research Collaborations partner since December 2000. Through these agreements, we have been able to demonstrate the power of our technologies both in our laboratories and in theirs. We believe that this alliance represents a new era of cooperation for Symyx, during which we will continue to innovate and prove our value throughout ExxonMobil. At the same time, we retain flexibility in our ability to work with other chemical and petrochemical companies to enhance their R&D programs through high-throughput approaches.

TIMELINE OF EXXONMOBIL PARTNERSHIP

- **SEPTEMBER 2000**
  Discovery Tools Polyolefins Workflow Agreement
- **DECEMBER 2000**
  Olefins Collaboration Agreement
- **MARCH 2002**
  Multi-Year Collaboration Agreement
- **JULY 2003**
  Five-Year Broad-Based Strategic Alliance

Our product pipeline's ability to deliver value is demonstrated by Dow's expected commercialization of a new family of polymers in 2004.

The Dow Chemical Company has announced a new family of specialty propylene-ethylene copolymers, to be available as VERSIFY* Plastomers and Elastomers, which will be manufactured using a revolutionary new catalysts developed out of our collaborative effort with Dow. The new polymer family features a unique molecular architecture, achieved through the combination of the new catalysts with Dow's proprietary INSITE* Technology and Solution Process. The resulting polymers are designed to improve optics, sealing and hot tack performance, elasticity, flexibility, and softness for flexible and rigid packaging producers, manufacturers of thermoplastic elastomers and olefins, and converters in the consumer products sector.

The new family of olefinic polymers will offer a unique balance of performance combinations for producers of films, fibers, and molded parts. Dow currently has developmental projects underway with several customers in a range of market segments. It has plans to convert existing facilities in order to produce the new product family on a commercial scale in the second half of 2004, as more customers become aware of the versatility and key benefits of the new polymers. Upon their successful commercialization, we will earn royalties from the sale of the new polymers made using the catalysts developed under the Dow-Symyx collaboration.

We continue to work with Dow aims to streamline and accelerate the search for breakthrough catalysts, which can take decades using conventional one-at-a-time methods. The discovery of the catalysts used to product VERSIFY polymers was innovative and unexpected — an achievement that Dow and Symyx scientists believe would not be possible without the broad surveying power afforded by Symyx's proprietary high-throughput experimentation. This point was also demonstrated in the June 2003 issue of the *Journal of the American Chemical Society*, in which Dow and Symyx scientists provided definitive evidence that our high-throughput strategies can accelerate the discovery of new catalysts, allowing scientists to accomplish in days or weeks what used to take many months or years.

*a trademark of The Dow Chemical Company

TIMELINE OF DOW PARTNERSHIP

FEBRUARY 1999
Polyolefin Catalyst Collaboration Agreement

OCTOBER 1999
Discovery Tools Polyolefins Workflow Agreement

SEPTEMBER 2000
Catalyst Collaboration Agreement

JUNE 2002
Extended Polyolefin Catalyst Collaboration Agreement

SEPTEMBER 2002
Discovery Tools PPR®-48 Agreement



"The catalysts developed out of our collaboration with Symyx have opened the door to a new range of polymers for Dow, as demonstrated by the unique molecular architecture of the product family. This structure differentiates the polymers and their properties, and provides attributes that will be appreciated by producers in sectors such as films, rigid packaging and consumer durables, thermoplastic elastomers and olefins, and consumer products."

KURT W. SWOGGER
Vice President, Plastics Research and Development
The Dow Chemical Company

"Catalyst discovery and new product development is a requirement for differentiation in the polyolefin industry, in which Dow holds a leading position. In our collaboration with Dow, we have demonstrated how our proprietary high-throughput screening tools and methods increase the pace of catalyst discovery and optimization, leading to unexpected breakthroughs that would be very unlikely using conventional research techniques."

VINCE MURPHY
Director, Homogeneous Catalysis
Symyx Technologies





"One of our priorities is to find high impact ways to improve the development process and advance better drug candidates through our pipeline more quickly. Our technology agreements with Symyx have produced innovative solutions to address these critical needs. The Symyx Discovery Tools we have in place have helped us to increase both the speed and quality of our preclinical drug development process by enabling high-throughput experimentation and data integration."

RICHARD D. TILLYER, PH.D.
Vice President Process R&D
Merck & Co.



Our multiple agreements with Merck have produced new solutions for speeding preclinical drug development, showing that we can innovate to meet customer needs.

Our relationship with Merck & Co., Inc., dates back to late 2000, when we initiated the first of several agreements focused on using our high-throughput technologies to address critical bottlenecks in the preclinical drug development process. Since that time, we have built a growing Discovery Tools business centered on the pharmaceutical industry and count among our customers Amgen, Eli Lilly and Company, and Pfizer, as well as Merck. In addition, we are using our workflows to conduct compound research studies for approximately 20 pharmaceutical and biotechnology customers, giving them the opportunity to evaluate the ability of our technology to improve the speed and effectiveness of drug development.

Under our first collaboration with Merck, we agreed to develop a Discovery Tools workflow for rapidly determining the optimal physical form of a drug candidate for clinical trials — an important step affecting the performance characteristics and patentability of drug candidates. The resulting Discovery Tools Polymorph/Preformulations Workflow accelerates by a factor of ten the process of identifying crystalline salt and polymorphic forms of lead compounds. Our second collaboration with Merck, announced in April 2003, focused on the development of a Discovery Tools Process Optimization Workflow for determining the most appropriate manufacturing process to use for a drug candidate. This workflow features three different proprietary reactor technologies that allow scientists to screen dozens to hundreds of catalysts and reaction conditions per day. Our most recent agreement with Merck, signed in December 2003, will extend our high-throughput capabilities into the area of biocatalysis, which focuses on the use of enzymes as biocatalysts for the synthesis of small molecule drugs. Our new Discovery Tools Biocatalysis Workflow will enable researchers to perform and analyze up to 400 automated enzyme reactions a day — improving the efficiency of biocatalysis by a factor of five to ten. These workflows, along with our Discovery Tools Solubility Workflow for the high-throughput testing of drug candidates for solubility, constitute our current workflow offerings in the pharmaceutical area.

TIMELINE OF MERCK PARTNERSHIP

- **DECEMBER 2000**
  Feasibility Agreement
- **JUNE 2001**
  Discovery Tools Preformulations Workflow Agreement
- **JUNE 2001**
  Discovery Tools Solubility Workflow Agreement
- **MARCH 2003**
  Discovery Tools Process Optimization Workflow Agreement
- **MARCH 2003**
  Discovery Tools PPR Workflow Agreement
- **DECEMBER 2003**
  Discovery Tools Biocatalysis Workflow Agreement

Letter to Our Stockholders

Dear Stockholders,

2003 was a year of transformation for Symyx, marked by exceptional business and technological milestones that strongly position us for growth. The highlight of the year was the initiation of our broad-based strategic alliance with ExxonMobil, promising over $200 million in funding to Symyx over a five-year period. We also began new relationships with BP Chemicals, Univation, Pfizer and others, and expanded our Discovery Tools platform through agreements with Merck & Co. In addition, we completed the first free-standing licenses of our Renaissance Software to ExxonMobil, ICI and Pfizer. We received our first royalties from Agfa, and saw many materials advance in our pipeline, including catalysts licensed to The Dow Chemical Company and Celanese, and microresonating sensors licensed for two commercial applications.

Underlying these business accomplishments was the continuing growth and innovation of our high-throughput research technologies, enabling us to generate two million experimental data points in 2003. This unprecedented level of experimental volume drives our ability to discover innovative materials and processes, and fuels our royalty-earning potential. In the four years since our initial public offering, we have leveraged our business and technological achievements to transition from a technology platform company with losses into a profitable company with several complementary operating businesses. Looking ahead, we are committed to continuing growth and profitability, and believe the drivers of our success, enumerated below, are firmly in place.

TRANSFORMING ALLIANCE WITH EXXONMOBIL The greatest validation of our technology occurred in July, when long-time partner Exxon Mobil Corporation forged a major alliance with us to broadly integrate and apply our high-throughput methodologies across its core businesses. Our largest and most comprehensive agreement to date, this alliance is transforming for both Symyx and ExxonMobil. For Symyx, it produces substantial, ongoing revenue streams while enabling us to extend our technology base into the refining and lubrications markets. As a result, we enter 2004 with approximately $60 million in committed revenue that moves us to a higher level of financial stability and predictability.

For ExxonMobil, the alliance will increase R&D productivity and innovation throughout the company's chemical research operations. The agreement enables ExxonMobil to widely deploy our Renaissance Software, use our Discovery Tools, and license our methodology patents. Importantly, our business model remains unaltered. We will continue to expand our work with other chemical and petrochemical companies in all aspects of our three businesses outside the specific areas of exclusivity granted to ExxonMobil.

INCREASED CAPITAL SPENDING FOR DISCOVERY TOOLS Although our Discovery Tools sales in 2003 were affected by the slowdown in capital spending in the pharmaceutical industry, we began to see increased activity late in the year. We were encouraged by Pfizer's decision to purchase a Discovery Tools Polymorph/Preformulations Workflow, and by Merck's agreement to fund the development and purchase of a new biocatalysis workflow. This development agreement with Merck was our second in 2003; in April, we entered into a collaboration to develop a Discovery Tools Process Optimization Workflow. Along with our other Discovery Tools pharmaceuticals workflows, these new systems address critical preclinical drug development needs and establish Symyx as a leader in high-throughput solutions for increasing operational efficiency in the pharmaceutical industry.

To further encourage Discovery Tools sales going forward, we have modularized our chemical and pharmaceutical workflows, giving our customers a broader range of options for initiating high-throughput research in their facilities. They now have the choice of purchasing either a full workflow or individual workflow components at a lower cost. Instituted in response to customer requests, we believe that this strategy should lead to increased sales and shorter sales cycles.

NEAR-TERM GROWTH POTENTIAL OF PIPELINE Our pipeline of discovered materials continues to advance, with one commercialized material and another poised for near-term market introduction. Late in 2003, we received our first royalties from Agfa from their use of a Symyx-discovered X-ray storage phosphor in their new generation computed radiography imaging system. By year-end 2004, we anticipate that Dow will begin commercial production of polymer products using Symyx-discovered catalysts. This catalyst enables Dow to produce VERSIFY Plastomers and Elastomers, a new range of specialty propylene-ethylene copolymers offering improved optics, sealing and hot tack performance, elasticity, flexibility, and softness for use in a wide range of applications.

STEVEN GOLDBY
Chairman and Chief Executive Officer

JERYL L. HILLEMAN
Senior Vice President and
Chief Financial Officer

ISY GOLDWASSER
President and Chief Operating Officer

W. HENRY WEINBERG, PH.D.
Senior Vice President and
Chief Technical Officer

(shown clockwise starting at upper left)



In addition, we are finding new opportunities to license technology innovations arising from our research programs, such as our unique solid state sensor for the independent measurement of viscosity, density, and dielectric coefficient. Last year, we licensed this sensor to Hella KG Hueck and Co. for use in onboard automotive oil testing, and to another licensee for use in oil and gas exploration. We continue to seek additional licensees for this miniature sensor, which was developed to measure the viscosity of polymers and other commercially important fluids, and anticipate its first commercial use could be in 2006. Based on the advancement of these discoveries, our pipeline has the potential to be a near-term driver of growth in both revenue and profitability.

EXPANSION OF SOFTWARE LICENSING BUSINESS Finally, we believe that the licensing of our Renaissance Software will be a significant contributor to our growth. This highly integrated suite of software is designed to facilitate the process of designing, executing, and evaluating chemical and materials research and development — in both high-throughput and traditional laboratory settings. We now have ten chemical, pharmaceutical, and academic institutions using Renaissance Software in conjunction with our Discovery Tools, as well as three free-standing licensees: ExxonMobil, Pfizer and ICI. We intend to continue to expand our software licensing activities in the coming year by initiating pilot studies and by seeking to extend these studies into ongoing annual licenses.

As a dynamic company with transforming technologies, we remain committed to helping our customers apply these technologies to reach new levels of R&D productivity and in turn, producing financial growth and shareholder value. The drivers of growth — our relationship with ExxonMobil, our pipeline of discovered materials, our emerging software and technology licensing opportunities, and our expanding business with pharmaceutical companies — are in place and strengthen our conviction that Symyx's prospects have never been stronger.

Steven Goldby

Steven Goldby
Chairman and Chief Executive Officer
Symyx Technologies, Inc.

Financial Information

CONTENTS

SELECTED FINANCIAL DATA

The following selected historical information has been derived from the audited financial statements of the Company. The financial information as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are derived from audited financial statements included on pages 30 to 49 in this Annual Report. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" on pages 19 to 28 and the audited financial statements.

	For the Years Ended December 31,				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:	1999	2000	2001	2002	**2003**
(In thousands, except per share data)					
Revenue:					
Service revenue from research collaborations	$ 30,497	$ 34,999	$ 42,629	$ 35,397	**$ 37,018**
Service revenue – related party	—	—	—	—	**1,671**
Product sales	—	5,919	14,216	25,877	**14,458**
License fees and royalties	—	2,400	3,175	3,547	**9,816**
Total Revenue	30,497	43,318	60,020	64,821	**62,963**
Operating expenses:					
Cost of products sold	—	2,775	6,591	6,239	**2,937**
Research and development	26,628	35,898	38,718	39,307	**38,387**
Research and development – related party	—	—	—	—	**1,671**
Sales, general and administrative	7,624	11,798	12,524	14,592	**14,933**
Total operating expenses	34,252	50,471	57,833	60,138	**57,928**
Income (loss) from operations	(3,755)	(7,153)	2,187	4,683	**5,035**
Interest income	2,542	7,155	6,117	3,269	**1,996**
Interest and other expense	(934)	(924)	(660)	(9)	**—**
Income (loss) before income tax expense	(2,147)	(922)	7,644	7,943	**7,031**
Income tax expense	—	—	1,306	2,657	**1,290**
Net income (loss)	$ (2,147)	$ (922)	$ 6,338	$ 5,286	**$ 5,741**
Basic net income (loss) per share	$ (0.27)	$ (0.03)	$ 0.21	$ 0.17	**$ 0.18**
Shares used in computing basic net income (loss) per share	8,087	28,873	29,904	30,647	**31,199**
Diluted net income (loss) per share	$ (0.27)	$ (0.03)	$ 0.20	$ 0.17	**$ 0.18**
Shares used in computing diluted net income (loss) per share	8,087	28,873	31,196	31,638	**32,470**

	December 31,				
CONSOLIDATED BALANCE SHEET DATA:	1999	2000	2001	2002	**2003**
(In thousands)					
Cash, cash equivalents and available-for-sale securities	$119,270	$111,040	$113,326	$118,020	**$138,698**
Working capital	102,093	98,139	101,925	118,363	**131,154**
Total assets	148,305	146,221	151,070	157,368	**177,536**
Long-term obligations, less current portion	6,729	3,010	—	—	**—**
Total stockholders' equity	119,943	123,651	134,497	145,483	**159,438**

Forward Looking Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operation and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any such forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our businesses include but are not limited to (1) market acceptance of our products and services; (2) uncertainties relating to the pace, quality or number of discoveries of new materials; (3) the dependence on collaborators to successfully commercialize products; (4) uncertainties of patent protection and litigation; (5) future growth strategy; (6) general economic conditions in the United States and in major European and Asian markets; (7) exposure to risks associated with export sales and operations; (8) natural disasters, power failures and other disasters; and (9) other factors that might be described from time to time in our periodic filings with the Securities and Exchange Commission and include those set forth under "Risk Factors" in our Annual Report on Form 10-K for fiscal year 2003 and elsewhere in this Annual Report.

All percentage amounts and ratios were calculated using the underlying data in thousands. Operating results for the year ended December 31, 2003, are not necessarily indicative of the results that may be expected for future fiscal years. The following discussion and analysis should be read in conjunction with our historical financial statements and the notes to those financial statements that are included on pages 30 to 49 in this Annual Report.

Overview

We have been a public company for four years, and have built upon our broad technology platform to establish ourselves as a profitable company with several complementary operating businesses. Since our initial public offering in 1999, our revenue has increased at a compounded average annual rate of 20%, and we have been profitable since the first quarter of 2001.

Since our inception, we have invested heavily in establishing the technology, instrumentation and informatics necessary to pursue high throughput discovery of materials. These materials include catalysts to manufacture commodity chemicals and polyolefins, polymers and phosphors for life science and industrial applications, and specialized materials for electronics applications. We believe we are now well positioned to capitalize on this investment. We believe that the drivers of our near term growth and profitability are already in place, namely:

- the credibility and commitment afforded by our alliance with ExxonMobil;
- a visible improvement in industry spending levels;
- the near-term growth potential of our royalty income stream; and
- expansion of our software business.

Our 2003 financial results were mixed. On the positive side, the ExxonMobil alliance provides a high level of committed revenue for a 5-year period across all of our businesses. We saw some growth in our collaborations business, through ExxonMobil and the addition of BP, Univation and 2 undisclosed partners. Our revenue from licenses and royalties grew 177% through a variety of intellectual property, technology and software licenses. However, in Discovery Tools, we did not sell and deliver polymorph systems to pharmaceutical customers who were affected by reduced capital spending in the pharmaceutical industry in 2003. Looking forward to 2004, we will be delivering a polymorph system to Pfizer in the first quarter, we believe that pharmaceutical capital spending is improving, and we have adopted a modular approach to selling Discovery Tools to facilitate more timely customer purchases.

Our businesses combined to generate total revenue for the 2003 year of $63 million, with operating income of $5 million and diluted earnings per share of $0.18. Our earnings continue to be impacted by decreases in interest income and variability in our effective income tax rate. For 2003, we had an effective income tax rate of 18% versus 33% in 2002 resulting from the recognition in the fourth quarter of 2003 of just over $1 million in benefits from certain of our deferred tax assets, which previously had been reserved. Based on our current forecast for 2004, we anticipate an effective income tax rate of approximately 40%.

During 2003, we generated positive cash flow from operations and ended the year with $138.7 million in cash, cash equivalents and available-for-sale securities.

Our total headcount increased from 204 employees at the end of 2001 to 213 employees at the end of 2002 to 235 employees at the end of 2003, to meet the mix and level of staffing promised to ExxonMobil in particular.

As of December 31, 2003, our accumulated deficit was approximately $2.6 million. We may incur additional operating losses as we continue to expand staffing, equipment and facilities. See "Risk Factors."

We expect to continue to make significant investments in research and development to enhance our technologies, including for the development of new instruments and software. In addition, our strategy is to expand our operations and to continue to build our research and development, business development and marketing efforts.

Critical Accounting Policies

Symyx's financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). Note 1 to the Consolidated Financial Statements included in this Annual Report describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Preparing financial statements and related disclosures requires management to exercise judgment in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Estimates are used for, but not limited to, revenue recognition, establishing the warranty expense accrual, establishing slow-moving, obsolete and excess inventory reserves, determining when technical feasibility for our software products has been achieved and accounting for income taxes. The following critical accounting policies, among others, are impacted significantly by judgments, estimates and assumptions used in the preparation of the Consolidated Financial Statements.

SOURCE OF REVENUE AND REVENUE RECOGNITION POLICY

We generate revenue from services provided under research collaborations, the sale of products, license of associated software, and provision of support and maintenance services and the license of intellectual property. It is possible for our customers to work with us in multiple areas of our business and contracts may include multiple elements of service revenue, product revenue and license revenue. In determining the basis for revenue recognition, we first determine the fair value of any extended warranty services and defer this revenue to be recognized over the service period. For those contracts that involve multiple element deliverables, we identify all deliverables and allocate revenue between the units of accounting in accordance with the Emerging Issues Task Force consensus on Issue 00-21, or EITF 00-21, "Multiple-Deliverable Revenue Arrangements." In multiple element arrangements, we use the residual method to allocate revenue to delivered elements once we have established fair value for all undelivered elements.

Service revenue consists of research and development funding received from collaborative partners as well as support and maintenance or extended warranty agreements. Product revenue consists of payments from customers for Discovery Tools systems, comprising hardware, associated software and intellectual property licenses and consumables. Royalties and license fees include fees for licensing of our software, intellectual property, proprietary materials and technology license payments and royalties on laboratory instruments and software sold under license by third parties.

Service Revenue

We recognize revenue from research collaboration agreements and support and maintenance agreements as earned upon performance of the services specified in the agreements. Payments received that are related to future performance are deferred and recognized as revenue as the performance requirements are fulfilled.

Non-refundable up-front payments received in connection with research and development collaboration agreements, including technology access fees, are deferred and recognized on a straight-line basis over the relevant periods specified in the agreement, generally the research term. Revenue from milestone payments, which are substantially at risk until the milestones are completed, is recognized upon completion of these milestone events. Milestone payments to date have been immaterial.

Product Sales

We recognize revenue from the sale of Discovery Tools, and all related costs of products sold are expensed, once delivery has occurred and customer acceptance has been achieved. A warranty expense accrual is established at the time of customer acceptance. If there are extended payment terms, we recognize product revenue as these payments become due. We consider all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. Accordingly, the cost of products sold as a percentage of product revenue will fluctuate from one period to the next based on the timing of when extended payments are due as well as the mix of products sold. Payments received in advance under these arrangements are recorded as deferred revenue until earned.

Software License Fees

For software licensed on an annual right to use basis, revenue is recognized straight line over the term of the license. For revenue allocable to the software portion of a multiple element arrangement or licensed on a perpetual basis, we recognize revenue upon delivery of the software product to the end-user and commencement of the license, unless we have ongoing obligations for which fair value cannot be established or the fee is not fixed or determinable or collectibility is not probable, in which case we recognize revenue only when each of these criteria has been met. We consider all arrangements with payment terms longer than twelve months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer.

Revenue allocable to support and maintenance is recognized on a straight-line basis over the period the support and maintenance is provided. Our product related software licenses may provide for technical support, bug fixes and rights to unspecified upgrades on a when-and-if-available basis for periods defined within the contract. Revenue related to this post contract customer support is deferred and recognized over the term of the contracted support.

Intellectual Property License Fees and Royalties

We recognize license fee revenue for licenses to our intellectual property when earned under the terms of the agreements. Generally, revenue is recognized upon transfer of the license unless we have continuing obligations for which fair value cannot be established, in which case the revenue is recognized over the period of the obligation. If there are extended payment terms, we recognize license fee revenue as these payments become due. We consider all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. In certain licensing arrangements there is provision for a variable fee as well as a non-refundable minimum amount. In such arrangements, the amount of the non-refundable minimum guarantee is recognized upon transfer of the license unless we have continuing obligations for which fair value cannot be established and the amount of the variable fee in excess of the guaranteed minimum is recognized as revenue when it is fixed and determinable.

We recognize royalty revenue based on reported sales by third party licensees of products containing our materials, software and intellectual property. If there are extended payment terms, royalty revenues are recognized as these payments become due. Non-refundable royalties, for which there are no further performance obligations, are recognized when due under the terms of the agreements.

Our sources of potential revenue for the next several years are likely to be:

- payments under existing and possible future collaborative arrangements;
- royalties from our partners based on revenues received from any products commercialized under those agreements;
- sales of Discovery Tools, other instruments and associated services; and
- licensing of software and intellectual property.

See Note 1 of Notes to Consolidated Financial Statements for a further discussion of our revenue recognition policies.

WARRANTY EXPENSE ACCRUAL

A warranty expense accrual is established at the time of customer acceptance of a Discovery Tool system and is included as a cost of product sold. Management is required to exercise judgment in establishing the appropriate level of warranty expense accrual for each Discovery Tool system delivered and establishes the accrual based, in part, by reference to actual warranty costs incurred on similar systems. The actual results with regard to warranty expenditures could have a material unfavorable impact on us if system failures or the costs to repair systems are greater than our estimates.

RESEARCH AND DEVELOPMENT COSTS

We account for research and development costs in accordance with several accounting pronouncements, including SFAS 2, "Accounting for Research and Development Costs", and SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". SFAS 86 specifies that costs incurred internally in creating a computer software product should be charged to expense when incurred as research and development until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when the technological feasibility of a product is established. Symyx has determined that technological feasibility for its software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, we expense all research and development costs when incurred.

INVENTORIES

We carry our inventories at the lower of cost or market, cost being determined on a specific identification basis. We apply judgment in determining the provisions for slow-moving, excess and obsolete inventories based on historical experience and anticipated product demand.

ACCOUNTING FOR INCOME TAXES

Income taxes have been provided using the liability method. Our effective income tax rate for 2003 is based, in part, on the recognition of deferred tax assets that we expect will be realized in the next year and on our projections of future taxable income. Fluctuations in the actual outcome of these projections could materially impact our financial position or results of operations. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. Establishing this valuation allowance involves significant judgment because we have a limited history of profitability and the period over which the potential future benefit from the deferred tax assets may be realized is quite long. We review our need for a valuation allowance on a quarterly basis and adjust our estimated annual effective income tax rate at that time.

EMPLOYEE STOCK OPTIONS

We generally grant stock options to our employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. As allowed under the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock awards to employees. Accordingly, no compensation expense is recognized in our financial statements in connection with stock options granted to employees with exercise prices not less than fair value. Deferred compensation for options granted to employees is determined as the difference between the deemed fair market value of the Company's common stock on the date options were granted and the exercise price.

STOCK-BASED COMPENSATION

Deferred compensation for options granted to employees has been determined as the difference between the deemed fair market value of our common stock on the date options were granted and the exercise price. Deferred compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of the equity instruments issued. Deferred compensation for options granted to consultants is periodically remeasured as the underlying options vest.

In connection with the grant of stock options to employees and consultants, prior to our initial public offering in 1999 we recorded deferred stock compensation of approximately $5.4 million. This amount was initially recorded as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the underlying options using the graded vesting method. We recorded amortization of deferred compensation of approximately $43,000 in 2003, $168,000 in 2002, and $411,000 in 2001 in connection with options awarded to employees. See Note 4 of Notes to Consolidated Financial Statements for a breakdown between operating expense categories.

We also recorded compensation expense of approximately $94,000 in 2003, $0 in 2002, and $0 in 2001 for options granted to consultants.

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2003 and 2002

REVENUE

Our total revenue in 2003 was $63.0 million, a decrease of 3% from $64.8 million in 2002. This decrease was primarily due to the decrease in our product revenue caused by lower sales of Discovery Tools systems. Our service revenue from research collaborations increased from $35.4 million in 2002 to $38.7 million in 2003 (including $1.7 million from a related party in 2003). Our revenue from license fees and royalties increased 177% from $3.5 million in 2002 to $9.8 million in 2003 due to the expansion of our customer base in licensing of materials, software and technology, in particular ExxonMobil.

ExxonMobil, Merck and an Undisclosed Partner accounted for 34%, 13%, and 11%, respectively, of total revenue for the year ended December 31, 2003. ExxonMobil, Merck and an Undisclosed Partner accounted for 18%, 9%, and 10%, respectively, of revenue for the same period in 2002.

We segregate revenue by: Industry Collaborations, Discovery Tools and Intellectual Property Licensing (in thousands).

	Years Ended December 31,	
	2003	2002
Industry Collaborations	**$ 36,125**	$ 28,889
Industry Collaborations – related party	**1,671**	—
Discovery Tools	**20,088**	32,621
Intellectual Property Licensing	**5,079**	3,311
Total	**$ 62,963**	$ 64,821

The reconciliation of segment revenue above to the revenue disclosed in the Consolidated Statement of Operations is provided in Note 6, "Segment Disclosure," of Notes to the Consolidated Financial Statements.

Industry Collaboration Revenue

Industry collaboration revenue increased from $28.9 million in 2002 to $36.1 million in 2003. The increase in industry collaboration revenue in 2003 was primarily attributable to the funding received under the new alliance agreement we entered into with ExxonMobil effective April 2003. The increase in industry collaboration revenue from ExxonMobil was partially offset by a decrease in the level of funding received from Celanese.

We expect to receive over $200 million in revenue from ExxonMobil during the 5-year term of the alliance, through our research collaborations, Discovery Tools, and license of software and intellectual property. We believe this will greatly contribute to our expected growth in industry collaboration revenue in 2004.

Industry Collaboration Revenue – Related Party

In January 2003, the Company formed Symyx Therapeutics, Inc. ("STI") as a wholly owned subsidiary. In connection with the formation of STI, the Company licensed to STI exclusive rights to certain of the Company's intellectual property within a specific field with no cost basis to the Company, while retaining the rights to use and commercialize certain data generated by STI outside its field. From STI's inception through May 6, 2003, the operating results of STI were consolidated into the Company's financial statements. On May 6, 2003, STI completed a private financing with outside investors led by The Sprout Group and 5am Ventures, raising an aggregate of $8 million, which reduced the Company's ownership position in STI to approximately 46% of shares outstanding. In November 2003, STI completed a second closing of its Series A financing, raising an additional $2,350,000 and diluting the Company's ownership position in STI to approximately 39% of shares outstanding.

The Company accounts for its ownership interest in STI on the equity method as the Company and its affiliates do not control the strategic, operating, investing and financing activities of STI. As the Company's investment in STI has no cost basis for accounting purposes under generally accepted accounting principles, the Company has not recorded any proportionate share of STI's operating losses in its financial statements since the completion of STI's initial financing.

On May 6, 2003, the Company also entered into an 18 month Collaborative Research and License Agreement with STI. Under the terms of this Agreement, STI pays research funding to the Company in consideration for direct costs incurred by the Company specifically attributable to, or specifically used in furtherance of, the research program. Research funding payments are due to the Company at the start of each month, with an adjustment at the end of each month for the difference between forecast and actual costs incurred. Revenue resulting from work performed under this Research Agreement during the year ended December 31, 2003 amounted to $1.7 million, and has been classified as related party revenue.

Discovery Tools Revenue

The decrease in Discovery Tools revenue in 2003 was primarily due to there being no shipments of Polymorph Discovery Tools systems in 2003.

During year 2003, we shipped Discovery Tools systems to Merck, North Dakota State University, Battelle Memorial Institute and several other customers. Discovery Tools revenue included $14,458,000 of product sales, $4,775,000 of service revenue, and $855,000 of software license revenue for the year ended December 31, 2003 and $25,877,000 of product sales, $6,659,000 of service revenue and $85,000 of software license revenue for the year ended December 31, 2002.

In 2004, we expect to ship a biocatalysis workflow to Merck and a Polymorph system to Pfizer. We are currently negotiating with other chemical and pharmaceutical companies for the sale of Discovery Tools systems. We have also initiated separate software licensing discussions with other chemical and pharmaceutical companies. We believe our expanding customer base will contribute to our expected growth of Discovery Tools revenue in 2004.

Intellectual Property Licensing Revenue

Intellectual Property Licensing revenue increased 53% from $3.3 million in 2002 to $5.1 million in 2003. The increase in licensing revenue in 2003 was primarily due to payments received from ExxonMobil and Hella KG. We believe that the demonstrated acceptance of our high-throughput experimentation technology by our customers will lead to the expected growth in our license fee revenue in 2004.

In the final quarter of 2003, we received our first royalty payment from Agfa for the sale of our commercialized material.

COST OF PRODUCTS SOLD

Cost of products sold was $2.9 million, or 20% of product sales revenue for the year ended December 31, 2003, compared to $6.2 million, or 24% of product sales revenue for the year ended December 31, 2002. The decrease in the cost of products sold was due to the change in the product mix shipped in the respective years.

We have had limited sales of Discovery Tools systems and consumables to date and the systems are often built to the customer specifications. Therefore, the cost of products sold is expected to fluctuate from period to period and will be driven by the variability of product mix and sales volumes in each period.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies, and depreciation of facilities and laboratory equipment.

The table below indicates the major collaborative partners, defined as those contributing greater than 10% of collaborative research revenue in 2003, for whom Symyx conducted research and development, together with the primary focus of the collaborations and the date upon which the current contract ends. Contracts may only be extended by mutual agreement between Symyx and the collaborative partner.

Partner	Current Research Contract Ends	Primary focus of current collaborative efforts
Dow Chemical	6/30/2004	Catalysts for Polyolefins
ExxonMobil	5/31/2008	Catalysts for certain commodity chemicals including olefins
Undisclosed Partner	4/30/2004	Catalysts for automotive applications

We do not track fully burdened research and development costs or capital expenditures by project. However, we estimate based on Full Time Equivalent ("FTE") effort, that approximately 65% of research & development efforts in 2003 were undertaken for collaborative projects funded by our partners, and approximately 35% of research effort was on our own internally funded research including development costs related to our Discovery Tools business. This compares with approximately 63% of research & development efforts being undertaken for collaborative projects funded by our partners, and approximately 37% of research effort on our own internally funded research including development costs related to our Discovery Tools business during 2002. Due to the nature of our research and our dependence on our collaborative partners to commercialize the results of the research, we cannot predict with any certainty whether any particular collaboration or research effort will ultimately result in a commercial product and therefore whether we will achieve future milestones or royalty payments under our various collaborations.

Research and development expenses in 2003 were $40.1 million, including $1.7 million of direct costs of research services provided to a related party, compared with $39.3 million in 2002, an increase of $751,000 or 2%. The increase in 2003 was due primarily to increases in salary related expenses due to the hiring of additional scientific and technical staff to work on research and development projects for ExxonMobil and our related party, STI.

Research and development expenses represented 64% of total revenues in 2003 and 61% of total revenues in 2002. Our core businesses are research to discover new materials, the sale of instruments and licensing of related software and licensing of intellectual property and materials discovered in our collaborative and internal research programs. Accordingly, we expect to continue to devote substantial resources to research and development, and we expect that research and development expenses will continue to increase in absolute dollars.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

Our sales, general and administrative expenses consist primarily of personnel costs for business development, legal, general management, finance and human resources, as well as payments of commissions to our sales agents and professional expenses, such as legal and accounting. Sales, general and administrative expenses in 2003 were $14.9 million, compared with $14.6 million in 2002, an increase of $341,000 or 2%. The increase was primarily due to the addition of a number of business development staff and their associated costs to manage and support our growth.

Sales, general and administrative expenses represented 24% of total revenues in 2003 and 23% of total revenues in 2002. We expect that our sales, general and administrative expenses will increase in absolute dollar amounts as we continue to expand our business development and administrative staff, support existing and expanded laboratory and engineering facilities, and incur escalating insurance and other administrative costs.

NET INTEREST INCOME

Net interest income represents interest income earned on our cash, cash equivalents and available-for-sale securities. Interest income was $2.0 million in 2003, compared with $3.3 million in 2002. This decrease was due to lower interest rates in 2003. Interest expense was nil in 2003, compared with $9,000 in 2002.

PROVISION FOR INCOME TAXES

We recorded an income tax expense of $1.3 million in 2003 and $2.7 million in 2002. Our effective income tax rate was 18.3% for fiscal year 2003 and 33.5% for fiscal year 2002. The decrease in our effective income tax rate in 2003 was due to the fact that we recognized approximately $1.3 million of income tax benefits from certain of our deferred tax assets in 2003, which had previously been reserved. We do not have a sufficient history of profitability to fully benefit all of our deferred tax assets at this time. The largest component of our unbenefited deferred tax assets arises because our depreciation expense for accounting purposes is substantially higher than our tax depreciation expense. Until we have a more established history of profitability, we will not be sufficiently confident of receiving the full benefit of these future income tax deductions.

As of December 31, 2003, we had net deferred tax assets of approximately $1.4 million. Our net deferred tax assets primarily relate to revenue that has been recognized for income tax purposes but deferred for financial reporting purposes together with reserves and accruals that have been recognized for financial reporting purposes but not for income tax purposes, partially offset by accelerated income tax deductions for insurance and property tax. At December 31, 2003, we had federal net operating loss carryforwards of approximately $3.2 million, the majority of which were attributable to stock option deductions and whose benefit, if realized, will be recognized directly to equity. The net operating loss carryforwards will start to expire in 2020, if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue

Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Comparison of Years Ended December 31, 2002 and 2001

REVENUE

Our total revenue in 2002 was $64.8 million, an increase of 8% from $60.0 million in 2001. This increase was due to the growth of product sales to $25.9 million in 2002, up from $14.2 million in 2001. Our service revenue from research collaborations decreased from $42.6 million in 2001 to $35.4 million in 2002 due mainly to the expiration of a number of technology access fees in 2001 and the expiration and non-renewal of other contracts due largely to budget constraints being faced by our collaborative partners.

ExxonMobil Chemical Company, Eli Lilly and The Dow Chemical Company, accounted for 18%, 16%, and 13%, respectively, of total revenue for the year ended December 31, 2002. ExxonMobil Chemical Company, The Dow Chemical Company and Bayer accounted for 12%, 14%, and 13%, respectively, of revenue for the same period in 2001.

We segregate revenue by: Industry Collaborations, Discovery Tools and Intellectual Property Licensing (in thousands).

	Years Ended December 31,	
	2002	2001
Industry Collaborations	$ 28,889	$ 44,629
Discovery Tools	32,621	14,466
Intellectual Property Licensing	3,311	925
Total	$ 64,821	$ 60,020

The reconciliation of segment revenue above to the revenue disclosed in the Consolidated Statement of Operations is provided in Note 6, "Segment Disclosure," of Notes to the Consolidated Financial Statements.

Industry Collaboration Revenue

The decrease in industry collaboration revenue in 2002 was largely attributable to the conclusion of the technology access fees paid under the 1999 Bayer and Dow collaboration contracts and recognized over the life of those contracts, a reduction in the level of funding received from Dow and Celanese in 2002, the conclusion of the Applied Biosystems collaboration at December 31, 2001, the expiration of the BASF and ICI collaborations in 2001 and the conclusion of the funding received from Merck under the Polymorph Systems development collaboration during 2002. These reductions in funding received were partially offset by the increase in funding received under the ExxonMobil collaboration in 2002, an increase in funding attributable to a research collaboration with an undisclosed partner and a number of new smaller collaborations.

Discovery Tools Revenue

The increase in Discovery Tools revenue in 2002 was attributable mainly to the shipment of Discovery Tools™ Polymorph Systems to Merck and Eli Lilly and Discovery Tools™ Solubility Systems to Merck, Lilly and Amgen during 2002. We also shipped Discovery Tools Systems to North Dakota State University, an unnamed customer and Dow Chemical Company in 2002. Discovery Tools revenue included $25,877,000 of product sales, $6,659,000 of service revenues, and $85,000 of software license revenue for the year ended December 31, 2002 and $14,216,000 of product sales and $250,000 of software license revenue for the year ended December 31, 2001.

Intellectual Property Licensing Revenue

The increase in Intellectual Property Licensing revenue in 2002 was due to the licensing of patents to General Electric, Bayer and an undisclosed licensee, together with a fully paid up license fee received from Argonaut Technologies, Inc. Licensing revenue for the year ended December 31, 2001 included advance royalty payments received under the ABI collaboration that expired on December 31, 2001.

COST OF PRODUCTS SOLD

Cost of products sold was $6.2 million, or 24% of product sales revenue for the year ended December 31, 2002, compared to $6.6 million, or 46% of product sales revenue for the year ended December 31, 2001. The decrease in the cost of products sold was due to the change in the product mix shipped in the respective years.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies, and depreciation of facilities and laboratory equipment.

We do not track fully burdened research and development costs or capital expenditures by project. However, we estimate based on Full Time Equivalent ("FTE") effort, that approximately 63% of research and development efforts in 2002 were undertaken for collaborative projects funded by our partners, and approximately 37% of research effort was on our own internally funded research including development costs related to our Discovery Tools business. This compares with approximately 78% of research and development efforts being undertaken for collaborative projects funded by our partners, and approximately 22% of research effort on our own internally funded research including development costs related to our Discovery Tools business during 2001.

Research and development expenses in 2002 were $39.3 million, compared with $38.7 million in 2001, an increase of $589,000 or 2%. The increase in 2002 was due primarily to increases in salaries and other personnel related costs, to support our additional collaborative and internal research efforts and development of Discovery Tools Systems.

Research and development expenses represented 61% of total revenues in 2002 and 65% of total revenues in 2001. The decrease as a percentage of revenue was due primarily to the increase in product sales revenue from our Discovery Tools business.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

Our sales, general and administrative expenses consist primarily of personnel costs for business development, legal, general management, finance and human resources, as well as payments of commissions to our sales agents and professional expenses, such as legal and accounting. Sales, general and administrative expenses in 2002 were $14.6 million, compared with $12.5 million in 2001, an increase of $2.1 million or 17%. These increases were primarily due to the addition of a number of business development staff and their associated costs to manage and support our growth, increased salaries and benefit costs and the payments of commissions on the sales of Discovery Tool systems in Japan and on the licensing of intellectual property.

Sales, general and administrative expenses represented 23% of total revenues in 2002 and 21% of total revenues in 2001.

NET INTEREST INCOME (EXPENSE)

Net interest income (expense) represents interest income earned on our cash, cash equivalent and available-for-sale securities net of interest expense on equipment financing loans. Interest income was $3.3 million in 2002, compared with $6.1 million in 2001. This decrease was due to lower interest rates in 2002. Amounts owed under equipment financing loans used to partially fund our initial acquisition of equipment were fully repaid at December 31, 2001, resulting in interest expense decreasing to $9,000 in 2002 from $660,000 in 2001.

PROVISION FOR INCOME TAXES

We recorded an income tax expense of $2.7 million in 2002 and $1.3 million in 2001. The effective tax rate was 33.5% for fiscal year 2002 and 17.1% for fiscal year 2001. The increase in our effective tax rate in 2002 is due to the fact that we had largely utilized our net operating loss carryforwards as of December 31, 2001. The net operating loss utilized in fiscal 2001 was not related to stock option deductions.

Recent Accounting Pronouncements

MULTIPLE-DELIVERABLE REVENUE ARRANGEMENTS

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, "Multiple-Deliverable Revenue Arrangements." EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The consensus mandates how to identify whether goods or services or both which are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are "separate units of accounting." The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or patterns of revenue recognition of individual items accounted for separately. The final consensus is applicable to agreements entered into in periods beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes." There was no material effect upon our financial position or results of operations from the adoption of the provisions of EITF 00-21.

APPLICABILITY OF AICPA STATEMENT OF POSITION 97-2, SOFTWARE REVENUE RECOGNITION, TO NON-SOFTWARE DELIVERABLES IN AN ARRANGEMENT CONTAINING MORE-THAN-INCIDENTAL SOFTWARE

The Emerging Issues Task Force reached a consensus on Issue 03-5, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software." Issue 03-5 is applicable to arrangements entered into after September 30, 2003. There was no material effect upon our financial position or results of operations from the adoption of the provisions of EITF 03-5.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003 in an entity known as a special purpose entity. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period ending after March 15, 2004 for all other variable interest entities. There was no impact upon our financial condition or results from operations from the adoption of the initial provisions of FIN 46 and no impact is expected upon adoption of the remaining provisions in 2004.

Liquidity and Capital Resources

This section discusses the effects of the changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

BALANCE SHEET AND CASH FLOWS

We had positive cash flow from operating activities for the year ended December 31, 2003 and finished the year with cash, cash equivalents and available-for-sale securities of approximately $138.7 million, an increase of $20.7 million from December 31, 2002. The $20.7 million increase in cash, cash equivalents and available-for-sale securities during 2003, was influenced significantly by a $4.1 million decrease in outstanding accounts receivable and a $4.7 million increase in deferred revenue, both of which were attributable largely to the timing of payments for Discovery Tools systems.

As of December 31, 2003, Symyx had no long-term liabilities.

Our operating activities provided $27.2 million, $9.7 million and $16.7 million of cash in 2003, 2002 and 2001, respectively. The sources of cash for the three years were primarily the receipt of research and development funding from collaborative partners and revenue from product sales and licensing, partially offset by operating expenses. We expect that we will continue to generate positive cash flow from our operating activities in the near future.

Net cash used in investing activities was $43.1 million, $1.6 million and $8.6 million, respectively, in 2003, 2002 and 2001. The fluctuations from period to period are due primarily to the timing of purchases, sales and maturity of our available-for-sale securities. Cash used in purchases of property and equipment was $9.7 million, $4.5 million and $11.0 million, respectively, in 2003, 2002 and 2001. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations.

Financing activities provided cash of $7.4 million and $2.0 million in 2003 and 2002, respectively and used cash of $3.2 million in 2001. These amounts are primarily the proceeds from the exercise of stock options and sale of stock under the Employee Share Purchase Plan in each of the three years, offset by partial repayments of equipment and leasehold improvement loan financing in 2001. The increase from 2002 to 2003 is due primarily to the fact that employees more actively exercised stock options as our stock price increased in 2003.

Current liabilities increased by approximately $6.2 million at December 31, 2003 as compared to December 31, 2002. The increase was due primarily to a $4.7 million increase in deferred revenue at December 31, 2003, attributable largely to advanced deposits on Discovery Tools Systems to be delivered in 2004.

BACKLOG

As of December 31, 2003, our customers have contractually committed to 2004 funding of approximately $60 million for the purchase by customers of Discovery Tools systems, licenses to our intellectual property and for research and development with existing collaborative partners.

COMMITMENTS

As of December 31, 2003 and 2002, our principal commitments were $11.8 million and $15.2 million, respectively. Principal commitments consisted of our obligations under operating leases and our commitments to purchase inventory. We will satisfy these obligations as they become due over the next seven years.

Future commitments under the operating leases for our facilities and purchase commitments for inventory as of December 31, 2003 are as follows (in thousands):

	Total	1 Year	2-3 Years	4-5 Years	More Than 5 Years
Facility Commitments	$11,653	$1,733	$3,648	$3,586	$2,686
Purchase Commitments	101	101	—	—	—
Total	$11,754	$1,834	$3,648	$3,586	$2,686

We believe that our current cash, available-for-sale securities balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital, capital expenditures, investment requirements, stock repurchases and other liquidity requirements associated with our existing operations for at least the coming year. Nonetheless, we may raise additional funds through public or private financing, collaborative relationships or other arrangements. We cannot assure you that additional funding, if sought, will be available on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require us to relinquish our rights to some of our technologies or products. Our failure to raise capital when needed may harm our business and operating results.

A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of such businesses, products or technologies.

CONTINGENCIES

We are currently not a party to any legal proceedings that we believe to be material.

We may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We carry insurance with coverage and coverage limits that we believe to be adequate. While there can be no assurance that such insurance is sufficient to protect us against all contingencies, management believes that our insurance protection is reasonable in view of the nature and scope of our operations.

OFF BALANCE SHEET FINANCING AND RELATED PARTY TRANSACTIONS

Symyx has not entered into any off-balance sheet financing arrangements and has not established any special purpose entities as of December 31, 2003. Symyx has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets. The only transactions between Symyx and related parties during 2003 were:

- Research and development service provided to Symyx Therapeutics, Inc.
- Loans originally provided to certain employees and executive officers for the exercise of stock options prior to our initial public offering in 1999; and
- Mario M. Rosati, one of our directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as our outside corporate counsel since our formation and has received compensation at normal commercial rates for these services.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, to support the development of our business and do not anticipate paying any cash dividends in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is principally confined to our cash, cash equivalents and investments which have maturities of less than two years. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limit the amount of credit exposure to any one issue, issuer or type of instrument. At December 31, 2003 our investment portfolio comprised approximately $17.1 million in money market funds and $121.6 million in U.S. corporate debt and U.S. treasury securities. The securities in our investment portfolio are not leveraged, are classified as available for sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1%, from December 31, 2003 levels, the fair value of our portfolio would decline by approximately $1,051,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

Interest Rate Sensitivity:

Principal Amount by Expected Maturity (in thousands)

Average Interest Rate

	2004	2005	Total	Fair Value 12/31/03
Available-for-sale securities	$ 65,986	$ 55,532	$ 121.5	$ 121.6
Average interest rate	1.52%	1.87%	1.68%	

The Board of Directors and Stockholders
Symyx Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Symyx Technologies, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symyx Technologies, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Palo Alto, California
January 22, 2004

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share information)	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 17,110**	$ 25,629
Available-for-sale securities	**121,588**	92,391
Accounts receivable	**2,617**	6,697
Inventories	**3,743**	2,240
Interest receivable and other current assets	**4,194**	3,291
Total current assets	**149,252**	130,248
Property and equipment, net	**25,681**	24,196
Deferred tax and other assets	**2,603**	2,924
Total assets	**$177,536**	$157,368
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	**$ 4,697**	$ 4,511
Accrued compensation and employee benefits	**2,142**	1,205
Income taxes payable	**1,055**	253
Deferred rent	**681**	1,003
Deferred revenue	**7,723**	3,014
Warranty expense accrual	**1,800**	1,899
Total current liabilities	**18,098**	11,885
Commitments		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, issuable in series; no shares issued and outstanding.	—	—
Common stock, $0.001 par value, 60,000,000 shares authorized; 31,610,108 and 30,920,499 shares issued and outstanding at December 31, 2003 and 2002, respectively	**32**	31
Additional paid-in capital	**162,160**	154,213
Stockholder notes receivable	**(134)**	(404)
Deferred stock compensation	**(7)**	(92)
Accumulated other comprehensive income	**31**	120
Accumulated deficit	**(2,644)**	(8,385)
Total stockholders' equity	**159,438**	145,483
Total liabilities and stockholders' equity	**$177,536**	$157,368

See accompanying notes.

	Years Ended December 31,		
(In thousands, except share and per share information)	**2003**	2002	2001
Revenues:			
Service revenue from research collaborations	**$37,018**	$35,397	$42,629
Service revenue - related party	**1,671**	—	—
Product sales	**14,458**	25,877	14,216
License fees and royalties	**9,816**	3,547	3,175
Total revenues	**62,963**	64,821	60,020
Operating expenses:			
Cost of products sold	**2,937**	6,239	6,591
Research and development	**38,387**	39,307	38,718
Research and development - related party	**1,671**	—	—
Sales, general and administrative	**14,933**	14,592	12,524
Total operating expenses	**57,928**	60,138	57,833
Income from operations	**5,035**	4,683	2,187
Interest income	**1,996**	3,269	6,117
Interest and other expense	**—**	(9)	(660)
Income before income tax expense	**7,031**	7,943	7,644
Income tax expense	**1,290**	2,657	1,306
Net income	**$ 5,741**	$ 5,286	$ 6,338
Basic net income per share	**$ 0.18**	$ 0.17	$ 0.21
Shares used in computing basic net income per share	**31,199**	30,647	29,904
Diluted net income per share	**$ 0.18**	$ 0.17	$ 0.20
Shares used in computing diluted net income per share	**32,470**	31,638	31,196

See accompanying notes.

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock	
(In thousands)	Shares	Amount	Shares	Amount
Balance at December 31, 2000	—	—	30,139	$30
Repurchase of common stock	—	—	(12)	—
Issuance of common stock on exercise of options	—	—	387	1
Issuance of common stock under employee share purchase plan	—	—	100	—
Repayment of notes receivable	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Deferred stock compensation related to terminated employees	—	—	—	—
Tax benefit from employee stock option plans	—	—	—	—
Comprehensive income:				
Net income for the year ended December 31, 2001	—	—	—	—
Unrealized gain (loss) on foreign currency translation	—	—	—	—
Unrealized gain (loss) on available-for-sale securities, net of income taxes of $336	—	—	—	—
Comprehensive income				
Balance at December 31, 2001	—	—	30,614	31
Repurchase of common stock	—	—	(2)	—
Issuance of common stock on exercise of options	—	—	216	—
Issuance of common stock under employee share purchase plan	—	—	92	—
Repayment of notes receivable	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Deferred stock compensation related to terminated employees	—	—	—	—
Tax benefit from employee stock option plans	—	—	—	—
Comprehensive income:				
Net income for the year ended December 31, 2002	—	—	—	—
Unrealized gain (loss) on foreign currency translation	—	—	—	—
Unrealized gain (loss) on available-for-sale securities, net of income taxes of $247	—	—	—	—
Comprehensive income				
Balance at December 31, 2002	—	—	30,920	31
Repurchase of common stock	—	—	(2)	—
Issuance of common stock on exercise of options	—	—	579	1
Issuance of common stock under employee share purchase plan	—	—	113	—
Repayment of notes receivable	—	—	—	—
Issuance of options to consultants for services received	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Deferred stock compensation related to terminated employees	—	—	—	—
Tax benefit from employee stock option plans	—	—	—	—
Comprehensive income:				
Net income for the year ended December 31, 2003	—	—	—	—
Unrealized gain (loss) on foreign currency translation	—	—	—	—
Unrealized gain (loss) on available-for-sale securities, net of income taxes of $61	—	—	—	—
Comprehensive income				
Balance at December 31, 2003	—	—	31,610	$32

See accompanying notes.

Additional Paid-In Capital	Stockholder Notes Receivable	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Total Accumulated Deficit	Stockholders' Equity
$144,748	$(621)	$(822)	$325	$(20,009)	$123,651
(2)	—	—	—	—	(2)
2,093	—	—	—	—	2,094
1,267	—	—	—	—	1,267
—	211	—	—	—	211
—	—	411	—	—	411
(76)	—	76	—	—	—
336	—	—	—	—	336
—	—	—	—	6,338	6,338
—	—	—	(12)	—	(12)
—	—	—	203	—	203
					6,529
148,366	(410)	(335)	516	(13,671)	134,497
(1)	—	—	—	—	(1)
905	—	—	—	—	905
1,055	—	—	—	—	1,055
—	6	—	—	—	6
—	—	168	—	—	168
(75)	—	75	—	—	—
3,963	—	—	—	—	3,963
—	—	—	—	5,286	5,286
—	—	—	(1)	—	(1)
—	—	—	(395)	—	(395)
					4,890
154,213	(404)	(92)	120	(8,385)	145,483
(2)	—	—	—	—	(2)
6,006	—	—	—	—	6,007
1,115	—	—	—	—	1,115
—	270	—	—	—	270
94	—	—	—	—	94
—	—	43	—	—	43
(42)	—	42	—	—	—
776	—	—	—	—	776
—	—	—	—	5,741	5,741
—	—	—	2	—	2
—	—	—	(91)	—	(91)
					5,652
$162,160	$(134)	$ (7)	$ 31	$ (2,644)	$159,438

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31, 2003	2002	2001
OPERATING ACTIVITIES			
Net income	**$ 5,741**	$ 5,286	$ 6,338
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**11,925**	11,067	9,807
Stock-based compensation	**137**	168	411
Deferred income taxes	**103**	558	(2,046)
Tax benefit from employee stock options	**776**	3,963	336
Changes in assets and liabilities:			
Accounts receivable	**4,080**	(6,243)	539
Inventories	**(1,503)**	(48)	571
Interest receivable and other current assets	**(881)**	(306)	377
Other long-term assets	**142**	(325)	4
Accounts payable and other accrued liabilities	**186**	577	267
Accrued compensation and employee benefits	**937**	87	(278)
Income taxes payable	**863**	(2,568)	2,732
Deferred rent	**119**	161	238
Deferred revenue	**4,709**	(3,623)	(3,097)
Warranty expense accrual	**(99)**	925	534
Net cash provided by operating activities	**27,235**	9,679	16,733
INVESTING ACTIVITIES			
Purchases of property and equipment, net	**(9,723)**	(4,482)	(10,980)
Purchases of available-for-sale securities	**(145,198)**	(76,148)	(89,901)
Proceeds from maturities of available-for-sale securities	**112,090**	78,995	77,839
Proceeds from sales of available-for-sale securities	**—**	—	14,727
Acquisition of technology	**(315)**	—	(250)
Net cash used in investing activities	**(43,146)**	(1,635)	(8,565)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock, net of repurchases	**7,390**	1,965	3,570
Principal payments on equipment and facility loans	**—**	—	(6,729)
Net cash provided by financing activities	**7,390**	1,965	(3,159)
Effect of foreign exchange rate changes on cash and cash equivalents	**2**	(1)	(12)
Net increase in cash and cash equivalents	**(8,519)**	10,008	4,997
Cash and cash equivalents at beginning of period	**25,629**	15,621	10,624
Cash and cash equivalents at end of period	**$ 17,110**	$25,629	$15,621
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Income taxes paid (refunded)	**$ (474)**	$ 791	$ 366

See accompanying notes.

1. Summary of Significant Accounting Policies

BUSINESS AND BASIS OF PRESENTATION

Symyx Technologies, Inc. (the "Company" or "Symyx") develops and applies high-throughput experimentation to the discovery of innovative materials for chemical, life science, electronics, consumer goods and automotive industries. Symyx works with companies seeking to transform their search for better products and processes through research collaborations, Discovery Tools sales, and the license of materials, intellectual property, and software.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Symyx Discovery Tools, incorporated in California, and Symyx Technologies AG, incorporated in Switzerland. All significant intercompany balances and transactions have been eliminated on consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to exercise judgment in making estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if system failures or the cost to repair a system is greater than what the Company has used in estimating the warranty expense accrual.

RECLASSIFICATIONS

Certain reclassifications have been made to prior period amounts to conform to the current period presentations. Revenue reported in previous periods as product and license revenue is now reported separately as revenue from product sales and revenue from royalties and license fees. A portion of deferred tax assets reported as non-current assets in the previous period have been reclassified as current assets. Segment revenues for prior periods have been reclassified to conform to the current period presentations.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments, with maturities of three months or less on the date of purchase, to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

AVAILABLE-FOR-SALE INVESTMENTS

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such determination as of each balance sheet date. Through December 31, 2003, the Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The estimated fair value amounts have been determined by the Company using available market information.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends are included in interest income.

The Company invests its excess cash primarily in deposits with banks and short-term and medium-term marketable securities. These investments primarily include corporate notes, money market funds and U.S. treasury notes. By policy, the Company restricts its investments to long-term bank obligations rated "A" or higher and short-term obligations rated "P1" or higher by Moody's or "A1" or higher by Standard & Poor's ("S&P"), and corporate obligations, including intermediate term notes rated "A" or higher and commercial paper rated "P1" or higher by Moody's, or "A1" or higher by S&P. By policy, the Company restricts its investments to instruments with maturities of less than twenty-four months.

The following is a summary of the fair value of cash, cash equivalents and available-for-sale securities (in thousands):

	December 31, 2003	December 31, 2002
Cash and money market funds	**$ 17,110**	$ 24,135
U.S. corporate debt securities	**120,544**	88,835
U.S. Treasury securities	**1,044**	5,050
Total	**$138,698**	$118,020

Above amounts are included in the following:

	December 31, 2003	December 31, 2002
Cash and cash equivalents	**$ 17,110**	$ 25,629
Available-for-sale securities	**121,588**	92,391
Total	**$138,698**	$118,020

Unrealized gains and losses are not material, and have, therefore, not been shown separately; however, they have been included as a separate component in the statement of stockholders' equity. Gross realized gains and losses on sales of available-for-sale securities were immaterial.

The fair value of the Company's investment in debt securities, by contractual maturity, is as follows (in thousands):

	December 31, 2003	December 31, 2002
Due in less than 1 year	**$ 65,971**	$87,080
Due in 1 to 2 years	**55,617**	6,805
Total	**$121,588**	$93,885

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of equipment is computed on the straight-line method using a life of three to five years for financial reporting purposes and by accelerated methods for income tax purposes. Depreciation of buildings is computed on the straight-line method using a life of thirty years for financial reporting purposes. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets for financial reporting purposes.

Property and equipment consists of the following (in thousands):

	December 31, 2003	December 31, 2002
Machinery and equipment	**$19,057**	$17,919
Computers and software	**3,435**	3,194
Land and building	**3,551**	—
Leasehold improvements	**23,785**	23,405
Construction in progress	**1,406**	169
Furniture and fixtures	**970**	985
	52,204	45,672
Less accumulated depreciation and amortization	**(26,523)**	(21,476)
Property and equipment, net	**$25,681**	$24,196

At December 31, 2003, no property and equipment was pledged as collateral against borrowings. Amortization of leasehold improvements is included in depreciation expense. Depreciation expense was $7,797,000, $8,818,000 and $8,825,000 in 2003, 2002, and 2001, respectively.

LONG-LIVED ASSETS

The Company routinely evaluates the carrying value of its long-lived assets. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of those assets. To date, no impairment charges have been recognized.

REVENUE RECOGNITION

The Company generates revenue from services provided under research collaborations, the sale of products, license of associated software, and provision of support and maintenance services and the license of intellectual property. It is possible for our customers to work with us in multiple areas of our business and contracts may include multiple elements of service revenue, product revenue and license revenue. In determining the basis for revenue recognition, the Company first determines the fair value of any extended warranty services and defers this revenue to be recognized over the service period. For those contracts that involve multiple element deliverables, the Company identifies all deliverables, determines the units of accounting and allocates revenue between the units of accounting in accordance with the Emerging Issues Task Force consensus on Issue 00-21, "Multiple-Deliverable Revenue Arrangements." ("EITF 00-21").

Service Revenue

The Company recognizes service revenue from research collaboration agreements and support and maintenance agreements as earned based upon the performance requirements of the agreements. Payments received prior to performance are deferred and recognized as revenue when earned over future performance periods. Collaboration agreements generally specify minimum levels of research effort required to be performed by the Company. Payments received under research collaboration agreements are not refundable if the research effort is not successful. Direct costs associated with these contracts are reported as research and development expense.

Non-refundable up-front payments received in connection with research and development collaboration agreements, including technology access fees, are deferred and recognized on a straight-line basis over the relevant periods specified in the agreement, generally the research term. Revenue from milestone payments, which are substantially at risk until the milestones are completed, is recognized upon completion of these milestone events. Milestone payments to date have been immaterial.

Product Sales

Product sales revenue includes sales of Discovery Tools hardware and the license of associated software. The Company's Discovery Tools systems are typically delivered under multi-element arrangements, which include hardware, software and intellectual property licenses, and maintenance. A determination is made for each system delivered as to whether software is incidental to the System as a whole. If software is not incidental to the Discovery Tools system as a whole, revenue from these arrangements is recognized in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), as amended. If software is incidental to the Discovery Tools system, revenue from the sale of the Discovery Tools system is earned and recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. This is generally upon shipment, transfer of title to and acceptance by the customer of the hardware and associated software and licenses to intellectual property, unless there are extended payment terms. The Company considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. In multiple element arrangements, the Company uses the residual method to allocate revenue to delivered elements once it has established fair value for all undelivered elements. Payments received in advance under these arrangements are recorded as deferred revenue until earned.

An accrual is established for warranty expenses at the time the associated revenue is recognized. Shipping and insurance costs associated with the sale of discovery tools systems are not material and are included in sales, general and administrative costs.

Software License Fees

Amounts received from third parties for licenses to the Company's software are recognized when earned under the terms of the agreements. For software licensed on an annual right to use basis, the revenue is recognized straight line over the term of the license. For revenue allocable to the software portion of a multiple element arrangement or licensed on a perpetual basis, the Company recognizes revenue upon delivery of the software product to the end-user and commencement of the license, unless the Company has ongoing obligations for which fair value cannot be established or the fee is not fixed or determinable or collectibility is not probable. The Company considers all arrangements with payment terms longer than twelve months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer, provided all the other revenue recognition criteria have been met. In multiple element arrangements, the Company uses the residual method to allocate revenue to delivered elements once it has established fair value for all undelivered elements.

Revenue allocable to support and maintenance is recognized on a straight-line basis over the period the support and maintenance is provided. The Company's product related software licenses may provide for technical support, bug fixes and rights to unspecified upgrades on a when-and-if-available basis for periods defined within the contract. Revenue related to this post contract customer support is deferred and recognized over the term of the contracted support.

Intellectual Property License Fees and Royalties

Amounts received from third parties for licenses to the Company's intellectual property are recognized when earned under the terms of the agreements. Generally revenue is recognized upon transfer of the license unless the Company has continuing obligations for which fair value cannot be established, in which case the revenue is recognized over the period of the obligation. If there are extended payment terms, license fee revenue is recognized as these payments become due. The Company considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. If there is a provision in the licensing agreement for a variable fee in addition to a non-refundable minimum amount, the amount of the non-refundable minimum guarantee is recognized upon transfer of the license unless the Company has continuing obligations for which fair value cannot be established and the amount of the variable fee in excess of the guaranteed minimum is recognized as revenue when it is fixed and determinable.

Royalty revenue is recorded based on reported sales by third party licensees of products containing the Company's software and intellectual property. If there are extended payment terms, royalty revenues are recognized as these payments become due. Non-refundable royalties, for which there are no further performance obligations, are recognized when due under the terms of the agreements.

Amounts received from third parties for options to license certain technology or enter collaborative arrangements upon specified terms are deferred until either the option is exercised or the option right expires.

CONCENTRATION OF REVENUE

During the years ended December 31, 2003, 2002 and 2001 the following customers contributed more than 10% of the Company's total revenue for the year (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Applied Biosystems	**$ —**	$ —	$4,400
Bayer AG	**400**	300	7,535
Celanese Ltd.	**2,308**	4,437	5,204
Eli Lilly and Company	**275**	10,300	—
ExxonMobil	**21,675**	11,884	7,309
The Dow Chemical Company	**4,316**	8,600	8,425
Merck	**8,246**	5,835	5,006
Undisclosed Partner	**6,637**	6,705	3,433

The revenue from the above customers has been included in the following reportable segments for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Industry Collaborations	**$29,039**	$22,733	$35,123
Discovery Tools	**11,568**	25,028	5,889
Intellectual Property Licensing	**3,250**	300	300

The revenue from the above customers has been included in the Consolidated Statement of Operations as follows (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Service revenue from research collaborations	**$27,605**	$27,573	$33,123
Product sales	**7,862**	20,102	5,639
License fees and royalties	**8,390**	386	2,550

INVENTORY

Work in process inventory comprises customized Discovery Tools systems in the process of being built. Finished goods inventory comprises customized Discovery Tools systems that have been finished but are pending shipment to customers. Inventories are carried at the lower of cost or market, determined on a specific identification basis. The following table summarizes the components of our inventory balance (in thousands):

	December 31,	
	2003	2002
Work in Process	**$1,960**	$2,240
Finished Goods	**1,783**	—
Total	**$3,743**	$2,240

WARRANTY EXPENSE ACCRUAL

The Company offers a warranty on each Discovery Tool System shipped. The specific terms and conditions of these warranties vary depending upon the product sold and country in which the Company does business. However they typically include coverage for parts and labor and software bug fixes, for a specified period (typically 1 year). The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's warranty accrual during the year ended December 31, 2003 are as follows (in thousands):

Balance as of December 31, 2002	$1,899
New warranties issued during the period	587
Costs incurred during the period on specific systems	(386)
Changes in liability for pre-existing warranties during the period, including expirations	(300)
Balance as of December 31, 2003	$1,800

ACQUISITION OF TECHNOLOGY

In February 2000, the Company exercised an option to license certain patent rights and know-how relating to synthesis and screening of diverse materials in connection with combinatorial materials science research. Symyx paid $750,000 and also issued 16,262 shares of common stock to acquire these rights. The License Agreement also provides for Symyx to pay up to an additional $1,500,000 subject to the achievement of certain milestones. Subsequently, milestone payments of $250,000 were made in each of July 2000, December 2001 and October 2003. The exercise of this option and the subsequent milestone payments have been accounted for as an acquisition of technology and the associated costs are being amortized over the expected remaining useful life of the technology. The remaining useful life of acquired technology was reassessed in October 2003 upon the grant of the first European Patent, with the remaining unamortized balance of the acquired technology being amortized over a 5 year period from the date of issuance of the European Patent. An additional patent was acquired from a third party in May 2003 for $65,000 and is being amortized over a five year period, representing the estimated remaining useful life of this acquired technology. Based on acquired technology cost at December 31, 2003 and assuming no subsequent impairment of the underlying assets and no additional milestone payments, the annual amortization expense, is expected to be approximately $181,000 in 2004 through 2007, and $132,000 in 2008.

Acquired technology consists of the following (in thousands):

	December 31,	
	2003	2002
Acquired technology, at cost	**$ 2,380**	$ 2,065
Less accumulated amortization	**(1,524)**	(1,155)
Acquired technology, net	**$ 856**	$ 910
Amortization expense recorded	**$ 369**	$ 425

RESEARCH AND DEVELOPMENT

Symyx's policy is to expense as incurred all costs of research and development, including direct and allocated expenses, related both to costs incurred on its own behalf and on behalf of its customers. The types of costs classified as research and development expense include salaries of technical staff, consultant costs, chemical and scientific supplies costs, facilities rental and utilities costs related to laboratories and offices occupied by technical staff, depreciation on equipment and facilities used by technical staff and outside services such as machining and third-party research and development costs.

INCOME TAXES

Income taxes have been provided using the liability method. Deferred tax assets or liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

SOFTWARE DEVELOPMENT COSTS

Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. As the Company's business model has evolved, it has commenced bundling with the Discovery Tools it sells, licenses to software that was originally developed for internal research & development purposes. Due to the unique nature of the Discovery Tool systems, and the required product development process, technological feasibility is established only upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

STOCK-BASED COMPENSATION

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. As allowed under the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock awards to employees. Accordingly, no compensation expense is recognized in the Company's financial statements in connection with stock options granted to employees with exercise prices not less than fair value. Deferred compensation for options granted to employees is determined as the difference between the deemed fair market value of the Company's common stock on the date options were granted and the exercise price. For purposes of this pro-forma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods.

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 and EITF 96-18 using the Black-Scholes option pricing model. Stock compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest.

Pro forma net loss information is required by SFAS 123, computed as if the Company had accounted for its employee stock options granted under the fair value method of that Statement. The fair value for options granted prior to the Company's initial public offering in November 1999 was estimated at the date of grant using the minimum value method. Options granted following the Company's November 1999 initial public offering have been valued using the Black-Scholes method with an expected stock volatility of 0.67 in 2003, 0.74 in 2002 and 0.84 in 2001. Other valuation assumptions are as follows:

	2003	2002	2001
Expected dividend yield	**0%**	0%	0%
Risk-free interest rate	**2.2%**	3.7%	4.6%
Expected life (years)	**3.5**	3.5	3.5

The fair value of issuances under the Employee Stock Purchase Plan is estimated on the issuance date using the Black-Scholes model assuming no expected dividends and the following weighted average assumptions for issuance made in 2003, 2002 and 2001.

	2003	2002	2001
Expected stock price volatility	**0.48**	0.55	0.84
Risk-free interest rate	**1.5%**	2.12%	4.70%
Expected life (years)	**0.75**	0.71	0.62

Had the Company valued its stock options and stock purchase rights according to the fair value provisions of SFAS 123, pro forma net income (loss) and pro forma net income (loss) per share would have been as follows (in thousands, except per share data):

	Years Ended December 31,		
	2003	2002	2001
Net income (loss):			
As reported	**$ 5,741**	$ 5,286	$ 6,338
Add: Stock-based employee compensation expense included in reported net income	**43**	168	411
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(15,171)**	(22,269)	(25,108)
Pro forma	**$ (9,387)**	$(16,815)	$(18,359)
Basic net income (loss) per share:			
As reported	**$ 0.18**	$ 0.17	$ 0.21
Pro forma	**$ (0.30)**	$ (0.55)	$ (0.61)
Diluted net income (loss) per share:			
As reported	**$ 0.18**	$ 0.17	$ 0.20
Pro forma	**$ (0.30)**	$ (0.55)	$ (0.61)

NET INCOME PER SHARE

Basic net income per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net income per share has been calculated based on the shares used in the calculation of basic net income per share plus the dilutive effect of stock options and shares subject to repurchase by the Company.

The following table presents the calculation of basic, diluted net income per share (in thousands, except per share data):

	Years Ended December 31,		
	2003	2002	2001
Net income	**$ 5,741**	$ 5,286	$ 6,338
Weighted-average shares of common stock outstanding	**31,213**	30,798	30,413
Less: weighted-average shares subject to repurchase	**(14)**	(151)	(509)
Weighted-average shares used in computing basic net income per share	**31,199**	30,647	29,904
Dilutive effect of employee stock options, using the treasury stock method	**1,257**	840	783
Weighted-average shares subject to repurchase	**14**	151	509
Weighted-average shares used in computing diluted net income per share	**32,470**	31,638	31,196
Basic net income per share	**$ 0.18**	$ 0.17	$ 0.21
Diluted net income per share	**$ 0.18**	$ 0.17	$ 0.20

The Company has excluded 2,768,000, 3,699,000 and 2,891,000 shares of outstanding stock options from the calculation of diluted net income per share in 2003, 2002 and 2001, respectively, because all such securities are anti-dilutive for the respective periods.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's wholly owned subsidiary, Symyx Technologies AG, are measured using the local currency as the functional currency. Assets and liabilities of the subsidiary are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are recorded as a separate component of stockholders' equity as other comprehensive income and have not been significant to date. Income and expense items are translated at average monthly rates of exchange.

COMPREHENSIVE INCOME

The components of other comprehensive income consist of unrealized gains and losses on available-for-sale securities and a foreign currency translation adjustment, both net of tax. Comprehensive income has been disclosed in the statement of stockholders' equity for all periods presented.

The components of accumulated other comprehensive income at December 31, 2003, 2002 and 2001 are as follows (in thousands):

	Foreign Currency Translation Adjustments	Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance at December 31, 2000	$ —	$325	$325
Foreign currency translation adjustment	(12)	—	(12)
Unrealized gain on available-for-sale securities, net of $336 taxes	—	203	203
Balance at December 31, 2001	(12)	528	516
Foreign currency translation adjustment	(1)	—	(1)
Unrealized loss on available-for-sale securities, net of $247 taxes	—	(395)	(395)
Balance at December 31, 2002	(13)	133	120
Foreign currency translation adjustment	2	—	2
Unrealized loss on available-for-sale securities, net of $61 taxes	—	(91)	(91)
Balance at December 31, 2003	$(11)	$ 42	$ 31

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

Multiple-Deliverable Revenue Arrangement

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, "Multiple-Deliverable Revenue Arrangements." EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The consensus mandates how to identify whether goods or services or both which are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are "separate units of accounting." The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or patterns of revenue recognition of individual items accounted for separately. The final consensus is applicable to agreements entered into in periods beginning after June 15, 2003 with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes." There was no material effect upon the Company's financial position or results of operations from the adoption of the provisions of EITF 00-21.

Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software

The Emerging Issues Task Force reached a consensus on Issue 03-5, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software." Issue 03-5 is applicable to arrangements entered into after September 30, 2003. There was no material effect upon the Company's financial position or results of operations from the adoption of the provisions of EITF 03-5.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003 in an entity known as a special purpose entity. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period ending after March 15, 2004 for all other variable interest entities. There was no impact upon the Company's financial condition or results from operations from the adoption of the initial provisions of FIN 46 and no impact is expected upon adoption of the remaining provisions in 2004.

2. Research and Development Arrangements

The Company has entered into a number of multi-year research and development collaborations to perform research for partners in exclusive fields over multiple years. The major collaborative arrangements all have similar contractual terms and are non-cancelable other than for material breach or certain other conditions. Under the collaborative arrangements, the Company is responsible for performing research at levels defined in the agreement, including synthesis, screening and informatics. The partner, in turn, is entitled to develop and commercialize materials discovered in or under collaboration within the defined field. The Company typically receives research and development funding at specified amounts per full time equivalent employee working on the project and is entitled to receive royalties on the sale of any products commercialized under the agreement or payments on the achievement of specified research milestones. The agreements also contain procedures by which the Company and the partner will determine royalty rates for the sale or license of products under the agreements.

The table below indicates some of the significant collaborative partners for whom the Company conducted research and development in 2003, together with the primary focus of the collaborations. In addition to these partners we have a number of other undisclosed partners, none of which individually constituted more than 5% of total revenue in 2003:

Partner	Current Research Contract Ends	Primary focus of current collaborative efforts
BP	12/31/2004	Catalysts for certain commodity chemicals
Dow Chemical	6/30/2004	Catalysts for Polyolefins
ExxonMobil	5/31/2008	Catalysts for certain commodity chemicals including olefins
Undisclosed Partner	4/30/2004	Catalysts for automotive applications

Under the typical collaborative arrangement, the Company owns all inventions conceived and reduced to practice solely by the Company in connection with activities under the agreements and all know-how and intellectual property rights related thereto; and the Company and the collaborative partner jointly own all inventions made, conceived, reduced to practice, or otherwise developed jointly by employees or consultants of the Company and those of the collaborative partner in connection with activities under the agreement and all know-how and intellectual property rights related thereto. The Company's collaborative partner typically receives exclusive rights in the defined field of the collaborative agreement.

The agreements are typically cancelable only in the event of breach by either party or certain other conditions. As of December 31, 2003, the Company had committed funding from existing collaborative partners, excluding milestone payments which are contingent upon the success of the research, of approximately $35.4 million. Revenue from collaborative partners who individually comprised more than 10% of revenue is included within Note 1 - Concentration of Revenue.

In 2003, Symyx entered into an Alliance, Technology Transfer and License Agreement effective April 1, 2003 with ExxonMobil Research and Engineering Company under which the Company will provide research services, develop and sell Discovery Tools Systems, and license its software and intellectual property. The ExxonMobil alliance provides Symyx with an expected five-year revenue stream of over $200 million from currently planned alliance activities, purchases of Discovery Tools, and licensing fees. In addition, Symyx is entitled to receive royalties from the commercialization of materials, processes and products based on discoveries made in the fields of agreement. The broad scope of this alliance will enable Symyx to strengthen its technology base in chemicals and expand high throughput technology into lubricants and refining.

The Company does not track or allocate actual costs by collaboration or project, as the requirement from its collaborative partners is to staff the various projects on a full-time-equivalent ("FTE") employee basis. Accordingly, the Company tracks the assignment of these FTE's to each project over time. Based on the analysis of these FTE's, for the twelve months ended December 31, 2003, approximately 65% of the Company's research effort, determined based on employee hours charged to a project, was on research for collaborative projects funded by our partners. The remaining 35% of research effort was on Symyx funded research and development. The focus of the Symyx funded programs in 2003 was largely on life sciences, such as materials for genomics and pharmaceutical development, and on industrial polymer applications as well as the next generation of Discovery Tools. In 2002 and 2001 approximately 63% and 78%, respectively, of the Company's research effort was for collaborative projects funded by our partners with approximately 37% and 22%, respectively, being Symyx funded research.

3. Facility Lease and Other Commitments

In May 1999, the Company entered into an eight-and-a-half-year operating lease agreement for an additional facility commencing October 1999. In February 2000, the Company entered into an agreement to lease a third facility. The lease commenced on October 1, 2000 and has an initial term of ten years with an option to extend the initial term for an additional five years. In May 2003, the Company entered into an agreement to lease a storage facility for a period of two years.

Rent expense, which is being recognized on a straight-line basis over the lease terms, was approximately $1,996,000, $2,248,000 and $2,230,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

As of December 31, 2003 and 2002, the Company's principal commitments were $11.8 million and $15.2 million, respectively. Principal commitments consisted of the Company's obligations under operating leases and its commitments to purchase inventory. The Company will satisfy these obligations as they become due over the next seven years.

Future commitments under the operating leases for the Company's facilities as of December 31, 2003 are as follows (in thousands):

Years Ending December 31,	
2004	$ 1,733
2005	1,798
2006	1,850
2007	1,911
2008	1,675
Thereafter	2,686
Total	$11,653

As of December 31, 2003, the Company had purchased commitments for inventory of approximately $101,000.

As of December 31, 2003 the Company had no amounts due under loan agreements and had no lines of credit or other finance facilities in place. Interest expense for the years ended December 31, 2003, 2002 and 2001 was $0, $9,000 and $660,000, respectively.

4. Stockholders' Equity

CONVERTIBLE PREFERRED STOCK

In September 1999, the board of directors approved an amendment to the Company's articles of incorporation to authorize 10,000,000 shares of undesignated preferred stock, for which the board of directors is authorized to fix the designation, powers, preferences and rights.

COMMON STOCK

At the Company's annual meeting in May 2003, the stockholders approved an amendment to the Company's Certificate of Incorporation to reduce the number of authorized shares of common stock from 100,000,000 to 60,000,000 shares.

Included in the common shares outstanding at December 31, 2003, 2002 and 2001 are 2,154, 48,755 and 283,727 shares, respectively, of common stock subject to repurchase rights, which generally expire ratably over four or five years from date of issuance. Certain of these shares were issued pursuant to full-recourse notes receivable, which bear interest at rates between 4.6% and 6.0% per annum and are due and payable on the earlier of 120 days after termination of the participant's employment with the Company, or on various dates, which began in February 2003 and end in August 2004 - see Note 7 Related Party Transactions.

As of December 31, 2003, the Company has reserved 7,963,204 shares of common stock for future issuance in relation to the Company's Stock Option Plans.

STOCK PURCHASE PLAN

In October 1999, the Company's shareholders approved the adoption of the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 300,000 shares of the Company's common stock were initially reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during concurrent 24-month offering periods. Each offering period will be divided into four consecutive six-month purchase periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on the first day of each fiscal year, equal to the lesser of 1% of the outstanding shares of common stock on the first day of the fiscal year, 350,000 shares, or a lesser amount as determined by the board of directors. At December 31, 2003, shares of common stock available for future issue under the Stock Purchase Plan are 1,207,961.

STOCK OPTION PLANS

The Company's 1996 Stock Option Plan was adopted in March 1996 and provided for the issuance of options for up to 1,153,444 shares of common stock to employees, directors and consultants.

During 1997, the Company's board of directors approved the adoption of the 1997 Stock Option Plan with terms and conditions the same as those of the 1996 Stock Option Plan (collectively, the "Qualified Plans"). The 1997 Stock Option Plan provides for the issuance of options for up to 10,199,019 shares of common stock to employee and consultants. The Qualified Plan provides for an annual increase in the number of shares of common stock reserved for issuance equal to the lesser of 1,500,000 shares, 4% of the outstanding shares on the date of the annual increase, or a lesser amount as determined by the board of directors.

In October 2001, the Company's board of directors approved the adoption of the 2001 Nonstatutory Stock Option Plan (the "NSO Plan"). The NSO Plan provides for the issuance of options for up to 1,000,000 shares of common stock to non-executive employees and consultants.

Stock options granted under the Qualified Plans may be either incentive stock options or nonstatutory stock options, whereas stock options granted under the NSO Plan are nonstatutory stock options. Options are generally granted with exercise prices equal to the fair value of the common stock on the grant date, as determined by the board of directors. The options expire no more than 10 years after the date of grant or earlier if employment or relationship as a director or consultant is terminated. The board of directors shall determine the times during the term when the options may be exercised and the number of shares for which an option may be granted. Options may be granted with different vesting terms from time to time but will provide for annual vesting of at least 20% of the total number of shares subject to the option. The Company allows early exercise of options, subject to repurchase rights until such options are fully vested.

No options have been granted under the 2001 NSO Plan as of December 31, 2003. A summary of activity under the 1996 and 1997 Stock Option Plans is as follows:

	Outstanding Stock Options			
	Number of Shares	Exercise Price		Weighted-Average Exercise Price
Balance at December 31, 2000	3,881,706	$ 0.01	– $62.63	$26.57
Options granted	1,705,387	$12.13	– $31.25	$22.64
Options exercised	(386,910)	$ 0.19	– $25.50	$ 5.16
Options cancelled	(400,864)	$ 0.19	– $62.63	$30.28
Balance at December 31, 2001	4,799,319	$ 0.19	– $58.25	$26.59
Options granted	1,143,925	$ 8.42	– $21.74	$15.32
Options exercised	(216,460)	$ 0.19	– $16.70	$ 4.18
Options cancelled	(349,803)	$ 0.39	– $57.00	$24.81
Balance at December 31, 2002	5,376,981	$ 0.19	– $58.25	$25.21
Options granted	1,983,750	$11.97	– $30.00	$14.47
Options exercised	(578,572)	$ 0.19	– $22.68	$10.38
Options cancelled	(255,159)	$ 0.96	– $57.00	$23.35
Balance at December 31, 2003	6,527,000	$ 0.19	– $58.25	$23.33

At December 31, 2003, 2002 and 2001, vested and outstanding options for 4,287,355, 3,067,521 and 2,056,819 shares were exercisable at weighted-average exercise prices of $25.75, $20.35 and $13.33, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was $7.44, $8.33 and $13.62, respectively. At December 31, 2003, options for shares of common stock available for future grants under the 1997 Stock Option Plan are 436,204 and under the 2001 NSO Plan are 1,000,000.

An analysis of options outstanding at December 31, 2003 is as follows:

				Options Vested	
Exercise Price	Options Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life (in years)	Options Weighted-Average Exercise Price	Vested at December 31, 2003	Weighted-Average Exercise Price
$ 0.19 – $ 0.39	85,459	3.9	$ 0.39	85,459	$ 0.39
$ 0.96 – $ 0.96	225,908	5.0	$ 0.96	225,908	$ 0.96
$ 1.93 – $ 3.86	122,680	5.3	$ 3.00	122,680	$ 3.00
$ 6.43 – $ 8.42	124,147	6.8	$ 7.22	90,478	$ 6.78
$ 10.10 – $ 14.75	2,256,886	8.3	$ 12.85	951,991	$ 12.55
$ 15.22 – $ 22.60	1,111,494	8.5	$ 17.25	708,765	$ 16.90
$ 23.11 – $ 34.63	1,420,966	7.0	$ 26.46	1,082,805	$ 26.54
$ 36.50 – $ 58.25	1,179,460	6.2	$ 55.13	1,019,269	$ 55.46
	6,527,000	7.4	$ 23.33	4,287,355	$ 25.75

During the years ended December 31, 1999 and 1998, in connection with the grant of certain share options to employees, the Company recorded deferred stock compensation of $4,070,000 and $605,000, respectively, representing the difference between the exercise price and the deemed fair value of the Company's common stock on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense on a graded vesting method. During the years ended December 31, 2003, 2002 and 2001, the Company recorded amortization of deferred stock compensation expense of approximately $43,000, $168,000 and $411,000, respectively. At December 31, 2003, the Company had a total of approximately $7,000 remaining to be amortized over the corresponding vesting period of each respective option.

The amortization of deferred stock compensation, combined with the expense associated with stock options granted to non-employees, has been included in the following items in the accompanying statements of operations (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Research and development	**$51**	$125	$ 308
Sales, general and administrative	**(8)**	43	103
Total	**$43**	$168	$ 411

5. Income Taxes

The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Current:			
Federal	**$1,255**	$1,952	$ 2,437
State	**(78)**	119	905
Foreign	**10**	28	10
Total	**1,187**	2,099	3,352
Deferred:			
Federal	**235**	558	(2,046)
State	**(132)**	—	—
Total	**103**	558	(2,046)
Provision for income taxes	**$1,290**	$2,657	$ 1,306

Tax benefits resulting from the exercise of nonqualified stock options and the disqualifying dispositions of shares issued under the Company's stock-based compensation plans reduced taxes payable by approximately $776,000 in 2003, $3,963,000 in 2002 and $336,000 in 2001. Such benefits were credited to additional paid-in capital.

The reconciliation of federal statutory income tax to the Company's effective income tax is as follows (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Expected provision at federal statutory rate	**$2,461**	$2,780	$2,676
State taxes, net of federal impact	**(210)**	119	588
Research and development credits	**(125)**	(50)	(207)
Valuation allowance utilized	**(798)**	(338)	(1,990)
Other individually immaterial items	**(38)**	146	239
Provision for income taxes	**$1,290**	$2,657	$1,306

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2003	2002
Deferred tax assets:		
Net operating loss carry-forwards	**$ 1,271**	$ 238
Deferred revenue	**288**	897
Capitalized research and development	**596**	719
Depreciation	**2,960**	3,101
Warranty reserve	**734**	773
R&D and other credits	**995**	719
Other individually immaterial items	**1,528**	1,582
Total deferred tax assets	**8,372**	8,029
Valuation allowance for deferred tax assets	**(6,522)**	(6,541)
Total deferred tax assets	**1,850**	1,488
Deferred tax liabilities:		
Investment holdings	**(28)**	(89)
Prepaid insurance and property tax	**(465)**	—
Total deferred tax liabilities	**(493)**	(89)
Net deferred tax assets	**$ 1,357**	$ 1,399

Deferred tax assets are recognized if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company historical operating performance, the Company has provided a valuation allowance against deferred tax assets that it determined may not be realizable as of December 31, 2003.

The net valuation allowance decreased by approximately $19,000, $1,908,000 and $1,998,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

Included in the valuation allowance balance is $2,829,000 related to the exercise of stock options which is not reflected as an expense for financial reporting purposes. Accordingly, any future reduction in the valuation allowance relating to this amount will be credited directly to equity and not reflected as an income tax benefit in the statement of operations.

As of December 31, 2003, the Company had a federal net operating loss carryforward of approximately $3,179,000. The net operating loss carryforward will start to expire in 2020, if not utilized.

As of December 31, 2003, the Company had federal research and development tax credits of $730,000 and state manufacturers' investment credit of $408,000. The federal research and development tax credits will begin to expire in 2011, while the state MIC credit will begin to expire in 2008.

Utilization of the net operating loss carryforwards and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

6. Segment Disclosure

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. The method for determining what information to report under SFAS 131 is based upon the "management approach," or the way that management organizes the operating segments within a company, for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. Symyx's CODM is the Chief Executive Officer. The CODM evaluates the performance of the Company based on consolidated profit or loss from operations before income taxes. For the purpose of making operating decisions, the CODM primarily considers financial information presented on a consolidated basis accompanied by disaggregated information about revenues. Revenue is defined as revenues from external customers.

Symyx allocates research personnel time to each collaboration arrangement on a full-time-equivalent basis but does not allocate actual research and development expenses to each collaboration or business segment. The Company does not assess segment performance below the revenue level or allocate sales, general or administrative expenses or assets to the individual segments and, therefore, financial performance including depreciation and amortization and capital expenditures is not reported on a segment basis.

Symyx provides research services to its partners through its Industry Collaborations business, offers access to select proprietary instruments and associated software and intellectual property, through its Discovery Tools business and licenses discovered materials and methodology patents through its Intellectual Property Licensing business.

The disaggregated financial information reviewed by the CODM is as follows (in thousands):

	Years Ended December 31,		
	2003	2002	2001
Industry Collaborations	**$36,125**	$28,889	$44,629
Industry Collaborations – Related Party	**1,671**	—	—
Discovery Tools	**20,088**	32,621	14,466
Intellectual Property Licensing	**5,079**	3,311	925
Total	**$62,963**	$64,821	$60,020

The disaggregated financial information reviewed by the CODM can be reconciled to the revenue disclosed in the Consolidated Statement of Operations as follows (in thousands):

	Year Ended December 31, 2003			
	Service Revenue	Product sales	License Fees and Royalties	Total Revenue
Industry Collaborations	$31,625	$ —	$4,500	$36,125
Industry Collaborations - Related Party	1,671	—	—	1,671
Discovery Tools	4,775	14,458	855	20,088
Intellectual Property Licensing	618	—	4,461	5,079
Total	$38,689	$14,458	$9,816	$62,963

	Year Ended December 31, 2002			
	Service Revenue	Product sales	License Fees and Royalties	Total Revenue
Industry Collaborations	$28,738	$ —	$ 151	$28,889
Discovery Tools	6,659	25,877	85	32,621
Intellectual Property Licensing	—	—	3,311	3,311
Total	$35,397	$25,877	$3,547	$64,821

	Year Ended December 31, 2001			
	Service Revenue	Product sales	License Fees and Royalties	Total Revenue
Industry Collaborations	$42,629	$ —	$2,000	$44,629
Discovery Tools	—	14,216	250	14,466
Intellectual Property Licensing	—	—	925	925
Total	$42,629	$14,216	$3,175	$60,020

GEOGRAPHIC AREA DATA

All significant long-lived assets were geographically located in the United States for all periods presented. All revenue is generated in the United States for all periods presented, but is presented in the table below based on the physical location of Symyx's customers (in thousands).

	Years Ended December 31,		
	2003	2002	2001
United States	**$53,074**	$56,872	$34,926
Japan	**7,200**	6,525	5,618
Mexico	**704**	117	3,221
Germany	**1,391**	316	13,222
Europe (excluding Germany)	**594**	991	3,033
Total	**$62,963**	$64,821	$60,020

7. Related Party Transactions

Prior to its initial public offering, the Company implemented a program under which directors, executive officers and certain other employees were permitted to purchase restricted stock or to exercise stock options pursuant to full recourse promissory notes. The notes bear interest between 4.6% and 6.0% per annum and are due and payable on the earlier of 120 days after termination of employment or on various dates which began in February 2003 and end in August 2004. In 1999 and 1998, loans were made in the amount of $361,000 and $398,000, respectively, pursuant to this program. During 2003, 2002 and 2001, $270,000, $5,000 and $211,000 of these promissory notes were repaid, respectively. The remaining balances of these loans were repaid in full in January 2004.

In January 2003, the Company formed Symyx Therapeutics, Inc. ("STI") as a wholly owned subsidiary. In connection with the formation of STI, the Company licensed to STI exclusive rights to certain of the

Company's intellectual property within a specific field with no cost basis to the Company, while retaining the rights to use and commercialize certain data generated by STI outside its field. From STI's inception through May 6, 2003, the operating results of STI were consolidated into the Company's financial statements. On May 6, 2003, STI completed a private financing with outside investors led by The Sprout Group and 5am Ventures, raising an aggregate of $8 million, which reduced the Company's ownership position in STI to approximately 46% of shares outstanding. In connection with STI's financing, the Company retained the right to designate one of three members of STI's Board of Directors. The Company's current designee to STI's Board is our President, Isy Goldwasser, who also currently serves as STI's Treasurer. In November 2003, STI completed a second closing of its Series A financing, raising an additional $2,350,000 and diluting the Company's ownership position in STI to approximately 39% of shares outstanding. The Company's President and Chief Operating Officer, Isy Goldwasser and one of its Directors, Peter Schultz, each participated in the Series A Financing and hold approximately 0.9% and 0.6% respectively of STI's shares outstanding.

The Company accounts for its ownership interest in STI on the equity method as the Company and its affiliates do not control the strategic, operating, investing and financing activities of STI. As the Company's investment in STI has no cost basis for accounting purposes under generally accepted accounting principles, the Company has not recorded any proportionate share of STI's operating losses in its financial statements since the completion of STI's initial financing.

On February 6, 2003, the Company loaned $265,000 to STI pursuant to a Loan and Security Agreement. STI repaid the loan in full, together with approximately $1,000 of interest, on May 6, 2003.

On May 6, 2003, the Company also entered into an 18 month Collaborative Research and License Agreement with STI. Under the terms of this Agreement, STI pays research funding to the Company in consideration for direct costs incurred by the Company specifically attributable to, or specifically used in furtherance of, the research program. Research funding payments are due to the Company at the start of each month, with an adjustment at the end of each month for the difference between forecast and actual costs incurred. Revenue resulting from work performed under this Research Agreement during the year ended December 31, 2003 amounted to $1,671,000 and has been classified as related party revenue.

The Company has no repurchase rights with respect to either the licensed technology or the results of research conducted under the Collaborative Research and License Agreement.

8. Financial Instruments

The Company has not entered into any derivative contracts at December 31, 2003. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and investments. The Company does not carry a significant trade accounts receivable balance. The Company maintains cash and cash equivalents and available-for-sale investments in various corporate debt securities, money market funds and U.S. Treasury notes. The Company's policy is designed to limit exposure to any one institution or company. The relative credit standing of the note holders is monitored to ensure compliance with the Company's investment strategy. The Company does not require collateral on these financial instruments.

INVESTMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

Available-for-sale securities: The fair values for available-for-sale equity securities are based on quoted market prices. The fair values for available-for-sale securities together with information in relation to their maturity dates are included in Note 1 to these financial statements.

9. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002 (in thousands, except per share amounts).

	Three Months Ended			
2003	March 31,	June 30,	September 30,	December 31,[b]
Total revenues	$14,859	$14,997	$14,469	$ 18,638
Operating expenses:				
Cost of products sold	1,078	800	154	905
Research and development	9,380	10,148	10,411	10,119
Sales, general and administrative	3,792	3,579	3,485	4,077
Total operating expenses	14,250	14,527	14,050	15,101
Interest income (expense), net	580	487	439	490
Income before income tax expense	1,189	957	858	4,027
Income tax expense	476	339	206	269
Net income	$ 713	$ 618	$ 652	$ 3,758
Basic net income per share[a]	$ 0.02	$ 0.02	$ 0.02	$ 0.12
Diluted net income per share[a]	$ 0.02	$ 0.02	$ 0.02	$ 0.11

	Three Months Ended			
2002	March 31,	June 30,	September 30,	December 31,[b]
Total revenues	$14,512	$13,985	$14,441	$ 21,883
Operating expenses:				
Cost of products sold	645	794	1,209	3,591
Research and development	10,231	9,630	9,617	9,829
Sales, general and administrative	3,461	3,232	3,422	4,477
Total operating expenses	14,337	13,656	14,248	17,897
Interest income (expense), net	1,019	871	705	665
Income before income tax expense	1,194	1,200	898	4,651
Income tax expense	585	516	54	1,502
Net income	$ 609	$ 684	$ 844	$ 3,149
Basic net income per share[a]	$ 0.02	$ 0.02	$ 0.03	$ 0.10
Diluted net income per share[a]	$ 0.02	$ 0.02	$ 0.03	$ 0.10

(a) Earning per share, or EPS, for each quarter is computed using the weighted-average number of shares outstanding during that quarter, while EPS for the fiscal year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the EPS for each of the four quarters may not equal the EPS for the fiscal year.

(b) In the last quarter of both fiscal years 2003 and 2002, delivery of high dollar value Discovery Tools systems to the Company's customers resulted in significantly higher product sales revenue and earnings per share in those respective quarters when compared with the other quarters in each of those two year periods.

Board of Directors

Steven Goldby
Chairman of the Board and
Chief Executive Officer
Symyx Technologies, Inc.

Thomas R. Baruch
General Partner
CMEA Ventures

Samuel D. Colella
Managing Director
Versant Ventures

Ed Gambrell
Private Investor

Martin S. Gerstel
Chairman
Compugen, Ltd.

Kenneth J. Nussbacher
Fellow
Affymetrix, Inc.

Mario M. Rosati
Partner
Wilson Sonsini Goodrich & Rosati

Peter G. Schultz, Ph.D.
Institute Director
Genomics Institute of the
Novartis Research Foundation

Corporate Officers

Steven Goldby
Chairman of the Board and
Chief Executive Officer

Isy Goldwasser
President and Chief Operating Officer

W. Henry Weinberg, Ph.D.
Senior Vice President and
Chief Technical Officer

Jeryl L. Hilleman
Senior Vice President and
Chief Financial Officer

Corporate Headquarters

3100 Central Expressway
Santa Clara, CA 95051

Internet Address

www.symyx.com

Auditors

Ernst & Young LLP
Palo Alto, California

Legal Counsel

Wilson Sonsini Goodrich & Rosati
Palo Alto, California

Common Stock

Listed on Nasdaq: "SMMX"

Annual Meeting

May 27, 2004
9 a.m.
Symyx Technologies, Inc.
1263 East Arques Ave.
Sunnyvale, CA 94085

Transfer Agent & Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075-1139
1-800-468-9716

SEC Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be available without charge upon written request to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, CA 95051.

Stockholder Inquiries

Inquiries related to stock transfer or lost certificates should be directed to the Transfer Agent (800) 468-9716. General information regarding the Company can be obtained by contacting Symyx Technologies, Inc. Investor Relations department (408) 764-2000 or through our web site at www.symyx.com. Recent news releases can also be accessed on our web site.

Price Range of Common Stock

The Company's Common Stock is traded on the Nasdaq National Market System under the symbol of SMMX. The following table sets forth, for the period indicated, the low and high bid prices per share for the Company's Common Stock as reported by the Nasdaq National Market. As of March 1, 2004, there were approximately 161 holders of record of the Company's Common Stock. No dividends have been paid on the Common Stock since the Company's inception and the Company currently intends to retain all future earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

2002	Low	High
First Quarter	$16.20	$27.20
Second Quarter	$12.02	$24.79
Third Quarter	$7.50	$14.25
Fourth Quarter	$9.32	$13.08

2003	Low	High
First Quarter	$11.57	$15.53
Second Quarter	$14.38	$18.01
Third Quarter	$16.00	$25.63
Fourth Quarter	$17.50	$23.50

Symyx®

Symyx Technologies, Inc.
3100 Central Expressway
Santa Clara, CA 95051
TEL 408.764.2000
FAX 408.748.0175
www.symyx.com